
07077672


SEC MAIL PROCESSING
RECEIVED
OCT 0 5 2007
WASH., D.C. 185 SECTION

BENIHANA INC.

ANNUAL REPORT 2007



The Benihana Restaurant Group

The Benihana family of restaurants is one of the leading Asian restaurant chains.

From the heightened experience of Benihana, where many Americans first tasted Japanese food, to the elegant urban fusion of Haru to the funky and flashy scenes at RA Sushi, our restaurants treat you to fabulous dining served in unique settings.


BENIHANA


BENIHANA

MAPLE GROVE, MINNESOTA


RA



LAS VEGAS, NEVADA


RESTAURANT · SUSHI BAR
HARU
you know
NASDAQ


HARU

BROADWAY NEW YORK, NEW YORK

Selected Financial Data

The following table sets forth, for the periods indicated, selected consolidated financial data that has been derived from our audited Consolidated Financial Statements. The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

The Company has a 52/53-week fiscal year. The Company's fiscal year ends on the Sunday within the dates of March 26 through April 1. Fiscal year 2007 consisted of 53 weeks, while all other fiscal years presented consisted each of 52 weeks.

In thousands, except per share information

	FISCAL YEAR ENDED				
	April 1, 2007 (53 wk yr)	March 26, 2006	March 27, 2005	March 28, 2004	March 30, 2003
CONSOLIDATED STATEMENTS OF EARNINGS DATA:					
Total revenues	**$ 272,649**	$ 245,553	$ 218,331	$ 202,963	$ 189,244
Cost of food and beverage sales	**66,051**	59,014	53,372	51,437	46,182
Restaurant operating expenses	**159,456**	139,433	126,825	118,183	112,050
Restaurant opening costs	**1,535**	1,270	1,304	2,088	501
Marketing, general and administrative expenses	**23,811**	22,693	20,939	16,362	15,512
Impairment charge	–	–	2,668	–	–
Interest income (expense), net	**465**	88	(298)	(457)	(528)
Income before income taxes and minority interest	**22,261**	23,231	12,925	14,436	14,471
Income tax provision	**7,766**	8,491	4,520	4,821	4,725
Income before minority interest	**14,495**	14,740	8,405	9,615	9,746
Minority interest	–	178	585	643	477
Net income	**14,495**	14,562	7,820	8,972	9,269
Basic earnings per share (1)	**1.35**	1.40	.81	1.01	1.06
Diluted earnings per share (1)	**1.26**	1.36	.77	.98	.99
CONSOLIDATED BALANCE SHEETS DATA:					
Total assets	**$ 204,289**	$ 191,516	$ 154,254	$ 142,643	$ 129,759
Long-term debt including current maturities	–	6,666	10,000	21,500	22,000
Stockholders' equity	**142,482**	125,262	103,207	95,045	83,713
OTHER FINANCIAL DATA:					
Capital expenditures	**$ 37,543**	$ 25,834	$ 22,446	$ 22,950	$ 27,418

(1) Subsequent to the end of fiscal 2007, on May 18, 2007, the Board of Directors declared a 3 for 2 stock dividend payable in Common Shares to the holders of both the Class A Shares and Common Shares. The stock dividend is payable on June 15, 2007 to holders of record June 1, 2007. The basic and diluted earnings per common share are not shown as if the stock dividend had been in existence for each fiscal year presented, in accordance with SFAS No. 128, "Earnings per Share," as the stock dividend had not occurred prior to the issuance of this annual report.

To Our Shareholders

Dear Shareholders,

Fiscal 2007 was a year of notable achievements at Benihana and we are well positioned for continued success in the year ahead. Our financial results demonstrate the considerable brand equity we have cultivated at our Benihana, RA Sushi, and Haru concepts, and we are clearly capitalizing on the growing popularity of Asian cuisine in the American dining landscape.

For the fiscal year just ended, we realized increased sales and higher guest counts across our entire portfolio, a significant distinction for us in the current environment. Same-store sales for restaurants open for more than 12 months, increased 8.5%, with the Company's overall restaurant sales growing to $271.1 million, an overall increase of 11.1% due in some measure to new units coming online. Net income was $14.5 million, compared to $14.6 million in fiscal 2006. During fiscal 2007, the company continued to incur approximately $2.0 million in ongoing expenses at teppanyaki restaurants which were temporarily closed for remodeling.

Our strategic decision to renovate and convert some of our older Benihana teppanyaki units to our new prototype has been rewarding. The remodeled units are experiencing higher sales and are significantly more efficient from an operating standpoint. Further, the enhanced design puts guests at the center of the Benihana experience with a new atmosphere that is inspiring and more inviting, and more significantly, lays the groundwork for our Benihana teppanyaki brand to thrive for many decades.

We remain confident that the long-term benefits of the revitalization initiative far outweigh the more immediate costs and will therefore ultimately enhance shareholder value. In fact, there are currently seven locations boasting the updated and contemporary new design, and they are all meeting our operating performance targets. We consider the completion of this effort absolutely critical to the continued vitality, relevance, and success of our Benihana teppanyaki brand.

During the year, our restaurant portfolio expanded to 79 restaurants from 73 restaurants in fiscal 2006, as we brought the Benihana experience to Coral Gables and Miramar, Florida, while RA Sushi continued its aggressive expansion with new units in Palm Beach Gardens, Florida; Glenview, Illinois; as well as Corona and Torrance, California. We currently have more restaurants in various stages of development than at any other point in our 43 year history, which points to the tremendous opportunities that exist for our brands and our ability to realize them in a disciplined manner. Benihana teppanyaki will forge ahead with its exciting new restaurant prototype, as it backfills existing geographies as well as enters new markets. Haru will expand "downtown" to New York City's financial district as well as the Boston's Back Bay Retail District. And finally, our highly portable RA Sushi, which has become a destination for the young and chic, as well as serious sushi connoisseurs, will continue its accelerated rollout as we look to realize its vast potential.

Recently, our Board of Directors unanimously approved a stock dividend of one-half of one share of Common Stock for each outstanding share of Common Stock and each outstanding share of Class A Common Stock. We believe this action offers greater liquidity to the benefit of our shareholders and is reflective of our positive outlook as well as the unique value creation opportunity we offer our shareholders.

Finally, I would also like to acknowledge the appointment of Juan Garcia as President of our company and Jose Ortega as our Vice President of Finance and Chief Financial Officer, two well-deserved promotions which took place over the course of this past year. As Chief Executive Officer, I will continue to set the long-term strategic direction and operating policies for the Company, but as we prepare for the "next generation" of Benihana, we must also groom the next generation of Benihana leadership.

Above all, we are encouraged by our fiscal 2007 results in what remains a challenging environment for many of our restaurant peers, and rightfully pleased with our accomplishments. We look forward to reporting on our progress to you and appreciate your interest in Benihana.

Sincerely,



Joel A. Schwartz
Chairman of the Board and CEO

August 2, 2007

Management's Discussion and Analysis:

Financial Condition and Results of Operations

OVERVIEW

Our Business

We are one of the largest chains of Asian restaurants in the United States. We have operated "Benihana" teppanyaki-style Japanese restaurants in the United States for over 40 years, and we are the largest operator of teppanyaki-style restaurants in the country. Our core concept, the traditional Benihana restaurant, offers teppanyaki-style Japanese cooking in which fresh steak, chicken and seafood is prepared by a chef on a steel teppanyaki grill which forms a part of the table at which the food is served. We also operate other restaurant concepts offering Asian, predominately sushi, entrees. Our Haru concept offers an extensive menu of Japanese fusion dishes in an urban atmosphere, as well as catering to customers seeking take-out or delivery of their meals. In addition to traditional, high quality sushi and sashimi creations, Haru offers raw bar items and Japanese cuisine. We believe that Haru is well situated for densely populated cities with nearby shopping, office and tourist areas. Our RA Sushi concept offers sushi and a full menu of Pacific-Rim dishes in a high-energy environment featuring upbeat design elements and contemporary music. RA Sushi caters to a younger demographic and we believe that it is highly suitable for a variety of real estate options including life-style centers, shopping centers and malls.

The Company's revenues consist of sales of food and beverages at our restaurants and licensing fees from franchised restaurants. Cost of restaurant food and beverages sold represents the direct cost of the ingredients for the prepared food and beverages sold. Restaurant operating expenses consist of direct and indirect labor, occupancy costs, advertising and other costs that are directly attributed to each restaurant location. Restaurant opening costs include rent paid during the development period, as well as labor, training expenses and certain other pre-opening charges which are expensed as incurred.

Restaurant revenues and expenses are dependent upon a number of factors including the number of restaurants in operation, restaurant patronage and the average check amount. Expenses are additionally dependent upon commodity costs, average wage rates, marketing costs and the costs of administering restaurant operations.

The following table reflects changes in restaurant count by concept during the fiscal years ended March 26, 2006 and April 1, 2007:

	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Total
Restaurant count, March 27, 2005	56	8	6	1	71
Openings	1	1	1	–	3
Sale to Franchisee	(1)	–	–	–	(1)
Restaurant count, March 26, 2006	56	9	7	1	73
Openings	2	4	–	–	6
Acquisition from Franchisee	1	–	–	–	1
Sale to Related Party	–	–	–	(1)	(1)
Restaurant count, April 1, 2007	**59**	**13**	**7**	**0**	**79**

Management's Discussion and Analysis:

Financial Condition and Results of Operations

Summary of results

Summary highlights of our fiscal 2007 year compared to the previous year:

- fifteenth consecutive year with total sales increases,
- opened 2 new Benihana teppanyaki-style restaurants in Miramar, Florida and Coral Gables, Florida and acquired a restaurant from a franchisee in Broomfield, Colorado,
- opened 4 new RA Sushi restaurants in Torrance, California; Corona, California; Glenview, Illinois and Palm Beach Gardens, Florida,
- completed major remodeling projects of our teppanyaki-style restaurants in Anaheim, California; Cleveland, Ohio; Memphis, Tennessee; and Indianapolis, Indiana, as well as a minor remodeling of our Bethesda, Maryland restaurant, and
- four teppanyaki-style restaurants located in Burlingame, California; Torrance, California; Ft. Lauderdale, Florida and Miami Beach, Florida were closed undergoing renovations at the end of fiscal 2007.

OUTLOOK

In fiscal 2007, we opened two teppanyaki restaurants and four RA Sushi restaurants. We also acquired a teppanyaki restaurant from a franchisee. We believe that our revenues will increase next year due to the newly opened restaurants and from continuing increases in customer counts at restaurants open for longer than one year. We believe that total revenues will also increase during fiscal 2008 from the planned openings of two new teppanyaki restaurants in Maple Grove, Minnesota and Chandler, Arizona; and six new RA Sushi restaurants in Lombard, Illinois; Tustin, California; Mesa, Arizona; South Miami, Florida; Baltimore, Maryland and Plano, Texas; and two new Haru restaurants in New York, New York and Boston, Massachusetts. We will, however, have to contend with lost sales due to temporary closures resulting from our renovation and revitalization program.

We have undertaken a design initiative to develop a prototype Benihana teppanyaki restaurant to improve the unit-level economics while shortening construction time and improving decor. The restaurant in Miramar, Florida, which opened during June 2006, is the first restaurant to feature the new prototype design. Under a renovation program commenced during 2005, we are also using many of the design elements of the new prototype to refurbish our mature teppanyaki restaurant units.

During fiscal 2006, management made a strategic decision to accelerate the renovation and revitalization program, which was discussed above. We are committed to revitalizing our 40-plus year old Benihana teppanyaki concept for a new generation, while simultaneously generating a solid return on invested capital for our shareholders. The new design reflects the cutting edge of contemporary dining and entertainment, and places the customer at the center of the Benihana experience through the visual impact of the exterior, a vibrant waiting area, and a more dramatic stage setting for our legendary Benihana chefs. We plan to refurbish a total of approximately 20-25 of our mature teppanyaki restaurants over a thirty month timeframe. By beginning the transformation of these 20-25 mature Benihana teppanyaki units now, we are opportunistically building a stronger foundation for our core brand amid a growing American appetite for Asian cuisine. During fiscal 2006, our restaurant in Short Hills, New Jersey was the first teppanyaki to be retrofitted with the new design elements. During fiscal 2007 our Memphis, Tennessee; Cleveland, Ohio; Indianapolis, Indiana and Anaheim, California restaurants re-opened after similar renovations were completed. A minor remodel has also been completed at the Bethesda, Maryland restaurant, without the need to temporarily close the location. At the end of fiscal 2007, restaurants closed and undergoing major renovations included the Fort Lauderdale, Florida; Miami Beach, Florida; Burlingame, California and Torrance, California locations. The Torrance location has subsequently reopened and we believe that we will complete two more of these

Management's Discussion and Analysis:

Financial Condition and Results of Operations

Summary of results *(cont.)*

major renovations during the first quarter of fiscal 2008. We expect the other one to be completed during the second quarter of fiscal 2008. Similar to the Bethesda location, two restaurants located in the New York City, New York and Sacramento, California are currently undergoing minor remodeling, as well. These restaurants have not required temporary closures either. We expect to complete a total of 17 renovations and have four other restaurants in progress, by the end of fiscal 2008. As we roll out the new design, we currently estimate the capital expenditures of the program to average approximately between $2.0 million and $2.3 million per unit. The cost to remodel each unit is directly dependent on the scope of work to be performed at each location. Management is continuously reviewing the extent of work to be performed at these sites. The scope of work may be impacted by the age of the location, current condition of the location, as well as local permitting requirements. The scope of work will vary by location. Some locations will undergo a limited remodel, while others will undergo a complete renovation and a major facility upgrade of its HVAC, electrical and plumbing systems. Management believes the long-term benefits of the revitalization initiative far outweigh the costs. The renovation of the Company's older teppanyaki units is necessary to ensure the continued relevance of the Benihana brand, and the program will enhance our leadership position as the premier choice for Japanese-style dining.

The restaurant industry is a highly competitive business, which is sensitive to changes in economic conditions, trends in lifestyles and fluctuating costs. Operating margins for the restaurant industry are susceptible to fluctuations in prices of commodities, which include beef, chicken and seafood as well as other items necessary to operate, such as electricity or other energy supplies, and the ability to pass along increased costs to customers through price increases. Additionally, the restaurant industry is characterized by a significant initial capital investment, coupled with high labor costs. Our management is focused on monitoring these costs and increasing same store sales to continue to raise restaurant operating profit in existing restaurants as well as new restaurants. Our expansion plans take into account these operational factors and investment costs to generate sustainable operating results and achieve acceptable returns of investment from each of our restaurant concepts.

OPERATING RESULTS

Revenues

Revenues consist of the sales of food and beverages at our restaurants and royalties and licensing fees from franchised restaurants. Revenues are dependent upon the number of restaurants in operation, the number of patrons that visit our restaurants and franchisees' restaurants and the average per person guest check amounts.

The following table shows revenues for the fiscal years ended April 1, 2007, March 26, 2006 and March 27, 2005 and the related percentage changes *(dollar amounts in thousands)*:

	FISCAL YEAR ENDED				
	2007 (53 wk. yr.)		**2006**		**2005**
		Percentage change from 2006		Percentage change from 2005	
Restaurant sales	**$ 271,080**	**11.1%**	$ 244,032	12.6%	$ 216,756
Franchise fees and royalties	**1,569**	**3.2%**	1,521	(3.4%)	1,575
Total revenues	**$ 272,649**	**11.0%**	$ 245,553	12.5%	$ 218,331

Management's Discussion and Analysis:

Financial Condition and Results of Operations

Revenues *(cont.)*

In addition to our Benihana teppanyaki restaurants, we have other concepts that feature sushi along with other predominately Asian menu choices. Our Haru concept features an extensive menu of Japanese fusion dishes served in a high energy, urban setting. Haru's menu offers traditional sushi and sashimi creations as well as raw bar items and Japanese cuisine. The Haru concept generates exceptionally high average unit sales volumes from take-out and delivery and as a result of customer satisfaction and the high population density that comprises the concept's primary market, New York City. Approximately 40% of Haru's revenues are derived from delivery and takeout sales. The RA Sushi concept is a vibrant, hip restaurant featuring sushi and other Asian menu items in a high-energy environment featuring upbeat design elements and contemporary music. RA Sushi's beverage sales represent approximately 35% of restaurant sales. The RA Sushi units are less expensive to build than the Company's other two concepts and offer the Company a growth vehicle that we believe can succeed in larger markets. The Company's sole Doraku restaurant, which was sold during fiscal 2007, offered sushi and other Japanese dishes.

We believe that the Benihana style of presentation makes us a unique choice for customers. We believe that customers who are seeking greater value for their dining budget appreciate the entertainment value provided by the chef cooking directly at their table. Sushi bars have been added to most of the Benihana restaurants over the past several years.

The following table summarizes the components of total restaurant sales for the fiscal years ended April 1, 2007, March 26, 2006 and March 27, 2005 and the related percentage changes *(dollar amounts in thousands)*:

	FISCAL YEAR ENDED				
Total restaurant sales by concept:	2007 (53 wk. yr.)		2006		2005
		Percentage change from 2006		Percentage change from 2005	
Teppanyaki	**$ 200,248**	**5.5%**	$ 189,796	8.4%	$ 175,045
RA Sushi	**38,986**	**58.4%**	24,620	42.0%	17,334
Haru	**31,661**	**14.5%**	27,662	21.4%	22,785
Doraku	**185**	**(90.5%)**	1,954	22.7%	1,592
Total restaurant sales	**$ 271,080**	**11.1%**	$ 244,032	12.6%	$ 216,756

Management's Discussion and Analysis:

Financial Condition and Results of Operations

Revenues *(cont.)*

The following tables summarize the components of comparable restaurant sales and the percentage changes between fiscal years 2007 and 2006, and fiscal years 2006 and 2005, respectively *(dollar amounts in thousands)*. Restaurants are considered comparable when they are open during the same periods in the two years being compared. New restaurants enter the comparable restaurant base when they have been open for more than one year. Restaurants may leave and enter the comparable restaurant base, as they are closed for renovation and subsequently re-open.

	FISCAL YEAR ENDED			FISCAL YEAR ENDED		
Comparable restaurant sales by concept:	2007 (53 wk. yr.)	2006	Percentage change from 2006	2006	2005	Percentage change from 2005
Teppanyaki	**$ 184,531**	$ 171,793	7.4%	$ 181,398	$ 169,157	7.2%
RA Sushi	**27,892**	24,620	13.3%	22,529	17,338	29.9%
Haru	**30,716**	27,661	11.0%	23,429	22,784	2.8%
Doraku	**185**	175	5.7%	1,954	1,592	22.7%
Total comparable restaurant sales	**$ 243,324**	$ 224,249	8.5%	$ 229,310	$ 210,871	8.7%

The following table summarizes the changes in restaurant sales between the fiscal years ended March 27, 2005, March 26, 2006 and April 1, 2007 *(in thousands)*:

	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Total
Restaurant sales during fiscal year ended March 27, 2005	$ 175,045	$ 17,334	$ 22,785	$ 1,592	$ 216,756
Increase in comparable sales	12,241	5,191	645	362	18,439
Increase from new or acquired restaurants	4,025	2,095	4,232	–	10,352
Decrease from closed or sold restaurants	(2,907)	–	–	–	(2,907)
Increase from re-openings (decrease from temporary closures), net	1,392	–	–	–	1,392
Restaurant sales during fiscal year ended March 26, 2006	189,796	24,620	27,662	1,954	244,032
Increase in comparable sales	12,738	3,272	3,055	10	19,075
Increase from new or acquired restaurants	8,306	10,192	328	–	18,826
Decrease from closed or sold restaurants	(1,210)	–	–	(1,779)	(2,989)
Decrease from temporary closures, net	(13,377)	–	–	–	(13,377)
Impact of 53rd week for fiscal year	3,995	902	616	–	5,513
Restaurant sales during fiscal year ended April 1, 2007	**$ 200,248**	**$ 38,986**	**$ 31,661**	**$ 185**	**$ 271,080**

Management's Discussion and Analysis:

Financial Condition and Results of Operations

2007 compared to 2006

Revenues increased 11.1% in fiscal 2007 when compared to fiscal 2006. Restaurant sales increased $27.1 million in fiscal 2007 when compared to fiscal 2006. The increase was mainly attributable to sales from new or acquired restaurants of $18.8 million and from increases in sales from restaurants opened longer than one year of $19.1 million, as well as $5.5 million in sales from an additional week, offset by lost sales of $13.4 million for restaurants temporarily closed for remodeling and $3.0 million for permanently closed restaurants.

Benihana - Sales for the Benihana teppanyaki restaurants increased $10.5 million in fiscal 2007 compared to fiscal 2006. The increase is attributable to increases in sales from restaurants opened longer than one year of $12.7 million and from sales from new and acquired restaurants prior to becoming comparable restaurant units of $8.3 million, as well as $4.0 million in sales from an additional week, offset by lost sales attributable to permanent restaurant closures totaling $1.2 million and sales reductions attributable to temporary restaurant closures due to major refurbishings totaling $13.4 million. Comparable restaurant sales growth for teppanyaki restaurants opened longer than one year increased 7.4%. The average per person guest check amount was $25.51 in fiscal 2007 compared to $24.96 in fiscal 2006. Sales from new restaurants were mainly attributable to the Miramar, Florida and Coral Gables, Florida restaurants which opened in June and October 2006, respectively.

Haru - Sales for the Haru restaurants increased $4.0 million in fiscal 2007 compared to fiscal 2006. The increase is attributable to increases in sales from restaurants opened longer than one year of $3.1 million and from sales of $0.3 million from a new restaurant, as well as $0.6 million in sales from an additional week. The increase from restaurants opened longer than one year was a result of increased traffic of 3.9%. In addition, take-out and delivery sales increased by 14.3% compared to the prior year. Comparable restaurant sales growth for the Haru restaurants increased 11.0% from fiscal 2006. The average per person guest check amount was $29.90 in fiscal 2007 compared to $29.36 in fiscal 2006.

RA Sushi - Sales for the RA Sushi restaurants increased $14.4 million in fiscal 2007 compared to fiscal 2006. The increase is attributable to increases in sales from restaurants opened longer than one year of $3.3 million and from sales of new restaurants of $10.2 million, as well as $0.9 million in sales from an additional week. The increase from restaurants opened longer than one year is a result of increased traffic of 11.7% and from the maturation of recently opened restaurants in new markets. Comparable restaurant sales growth for the RA Sushi restaurants was 13.3% for fiscal 2007 compared to fiscal 2006. The average per person guest check amount was $21.05 in fiscal 2007 compared to $20.51 in fiscal 2006.

Franchise fees and royalties increased slightly in fiscal 2007 when compared to fiscal 2006. There was one new franchised location in Trinidad opened during fiscal 2007. During fiscal 2007, the Company acquired the Benihana restaurant located in Broomfield, Colorado from the franchisee.

2006 compared to 2005

Revenues increased 12.5% in fiscal 2006 when compared to fiscal 2005. Restaurant sales increased $27.3 million in fiscal 2006 when compared to fiscal 2005. The increase was mainly attributable to increases in sales from restaurants opened longer than one year of $18.4 million, sales from new or acquired restaurants of $10.4 million, and a net increase of $1.4 million in sales from restaurants closed for remodeling offset by $2.9 million decrease for restaurants permanently closed.

Benihana - Sales for the Benihana teppanyaki restaurants increased $14.8 million in fiscal 2006 compared to fiscal 2005. The increase is attributable to increases in sales from restaurants opened longer than one year of $12.2 million and from sales of new or acquired restaurants prior to becoming comparable restaurant units of $4.1 million. Sales were positively impacted by $1.4 million due to the timing of temporary closures during fiscal 2006 when compared to fiscal 2005. These increases were offset by sales reductions attributable to permanent restaurant closures

Management's Discussion and Analysis:

Financial Condition and Results of Operations

2006 compared to 2005 *(cont.)*

totaling $1.2 million. Two restaurants were closed during fiscal 2005 as a result of lease expirations and one unit was sold to a franchisee during fiscal 2006. The increase in sales from restaurants opened longer than one year benefited from a 2-3% menu price increase initiated during the second quarter of fiscal 2005. Additionally, guest counts increased 4.6% to 7.6 million guests in fiscal 2006 from fiscal 2005. Comparable restaurant sales growth for teppanyaki restaurants opened longer than one year increased 7.2%. The average per person guest check amount was $24.96 in fiscal 2006 compared to $24.15 in fiscal 2005, representing a 3.4% increase. Guest counts for teppanyaki restaurants opened longer than one year increased by 4.2%. Sales from new or acquired restaurants were mainly attributable to the Carlsbad, California restaurant which opened in June 2005 and the Anchorage, Alaska restaurant and the Tucson, Arizona restaurant, which were acquired in March 2005 and November 2005, respectively. We closed two teppanyaki restaurants in fiscal 2005, after their leases expired. One restaurant was located in Kendall, a suburb of Miami, Florida and the other was located in New York City. The Kendall restaurant was replaced by the Coral Gables, Florida restaurant which opened in fiscal 2007. During fiscal 2006, we sold the Monterey, California restaurant to a franchisee.

Haru - Sales for the Haru restaurants increased $4.9 million in fiscal 2006 compared to fiscal 2005. The increase is attributable to increases in sales from restaurants opened longer than one year of $0.6 million and from sales of $4.2 million from two new Haru restaurants, one restaurant located in Philadelphia, Pennsylvania, which opened during fiscal 2006, and the other in Manhattan located in Gramercy Park, which opened during fiscal 2005. Comparable restaurant sales growth for the Haru restaurants increased 2.8% from fiscal 2005. The average per person guest check amount was $29.36 in fiscal 2006 compared to $27.73 in fiscal 2005, representing a 5.9% increase. The increase in average per person guest checks, however, was offset by a decrease in traffic at restaurants opened longer than one year totaling 3.2%.

RA Sushi - Sales for the RA Sushi restaurants increased $7.3 million in fiscal 2006 compared to fiscal 2005. The increase is attributable to increases in sales from restaurants opened longer than one year of $5.2 million and from sales of new restaurants of $2.1 million. As a result, during fiscal 2006, total traffic increased by 39.8%. Comparable restaurant sales growth for the RA Sushi restaurants was 29.9% for fiscal 2006 compared to fiscal 2005. The average per person guest check amount was $20.51 in fiscal 2006 compared to $20.19 in fiscal 2005, representing an increase of 1.6%. Additionally, traffic at restaurants opened longer than one year increased by 24.2% between fiscal years. Sales from new restaurants were attributable to the opening of a RA Sushi restaurant in Houston, Texas in February 2006 and the restaurant in Las Vegas, Nevada, which opened in October 2004.

Franchise fees and royalties decreased slightly in fiscal 2006 when compared to fiscal 2005. There was a net decrease of one restaurant in the franchise portfolio. The net decrease reflected one new opening offset by the closure of two franchise locations.

Management's Discussion and Analysis:

Financial Condition and Results of Operations

Operating costs and expenses

Cost of restaurant food and beverages sold represents the direct cost of the ingredients for the prepared food and beverages sold. Restaurant operating expenses consist of direct and indirect labor, occupancy costs, advertising and other costs that are directly attributed to each restaurant location. Restaurant opening costs include rent paid during the development period, as well as labor, training expenses and certain other pre-opening charges which are expensed as incurred.

Operating costs and expenses are largely dependent on the number of customers that visit our restaurants and the cost of commodities, the number of employees that are necessary to provide a high quality of service to our customers, rents we pay for our restaurant properties, utilities and other necessary operating costs. Expenses are additionally dependent upon average wage rates, marketing costs and the costs of administering restaurant operations.

The following table summarizes the costs and expenses by concept, as well as consolidated for the years ended April 1, 2007, March 26, 2006 and March 27, 2005.

	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Corporate	Consolidated
Fiscal year ended April 1, 2007						
Cost of food and beverage sales	**$ 49,169**	**$ 9,780**	**$ 7,039**	**$ 63**	**$ –**	**$ 66,051**
Restaurant operating expenses	**119,024**	**22,614**	**17,766**	**52**	**–**	**159,456**
Restaurant opening costs	**478**	**854**	**203**	**–**	**–**	**1,535**
Marketing, general and administrative expenses	**7,727**	**3,200**	**1,202**	**–**	**11,682**	**23,811**
Total operating expenses	**$ 176,398**	**$ 36,448**	**$ 26,210**	**$ 115**	**$ 11,682**	**$ 250,853**
Fiscal year ended March 26, 2006						
Cost of food and beverage sales	$ 46,011	$ 6,287	$ 6,176	$ 540	$ –	$ 59,014
Restaurant operating expenses	108,690	13,410	15,960	1,373	–	139,433
Restaurant opening costs	471	602	197	–	–	1,270
Marketing, general and administrative expenses	9,339	2,019	730	–	10,605	22,693
Total operating expenses	$ 164,511	$ 22,318	$ 23,063	$ 1,913	$ 10,605	$ 222,410
Fiscal year ended March 27, 2005						
Cost of food and beverage sales	$ 43,501	$ 4,454	$ 4,979	$ 438	$ –	$ 53,372
Restaurant operating expenses	103,725	10,149	11,675	1,276	–	126,825
Restaurant opening costs	500	219	585	–	–	1,304
Marketing, general and administrative expenses	8,081	1,608	581	–	10,669	20,939
Impairment charge	834	1,462	–	372	–	2,668
Total operating expenses	$ 156,641	$ 17,892	$ 17,820	$ 2,086	$ 10,669	$ 205,108

Management's Discussion and Analysis:

Financial Condition and Results of Operations

Operating costs and expenses *(cont.)*

The following table summarizes the costs and expenses as a percentage of restaurant sales by concept, as well as consolidated for the years ended April 1, 2007, March 26, 2006 and March 27, 2005.

	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Consolidated
Fiscal year ended April 1, 2007					
Cost of food and beverage sales	**24.6%**	**25.1%**	**22.2%**	**33.9%**	**24.4%**
Restaurant operating expenses	**59.4%**	**58.0%**	**56.1%**	**27.9%**	**58.8%**
Restaurant opening costs	**0.2%**	**2.2%**	**0.6%**	–	**0.6%**
Marketing, general and administrative expenses	**3.9%**	**8.2%**	**3.8%**	–	**8.7%**
Total operating expenses	**88.1%**	**93.5%**	**82.7%**	**61.8%**	**92.5%**
Fiscal year ended March 26, 2006					
Cost of food and beverage sales	24.2%	25.5%	22.3%	27.6%	24.2%
Restaurant operating expenses	57.3%	54.5%	57.7%	70.3%	57.1%
Restaurant opening costs	0.2%	2.4%	0.7%	–	0.5%
Marketing, general and administrative expenses	4.9%	8.2%	2.6%	–	9.3%
Total operating expenses	86.6%	90.6%	83.3%	97.9%	91.1%
Fiscal year ended March 27, 2005					
Cost of food and beverage sales	24.9%	25.7%	21.9%	27.5%	24.6%
Restaurant operating expenses	59.3%	58.5%	51.2%	80.2%	58.5%
Restaurant opening costs	0.3%	1.3%	2.6%	–	0.6%
Marketing, general and administrative expenses	4.6%	9.3%	2.5%	–	9.7%
Impairment charge	0.5%	8.4%	–	23.4%	1.2%
Total operating expenses	89.6%	103.2%	78.2%	131.1%	94.6%

2007 compared to 2006

Cost of food and beverage sales increased in absolute amount in fiscal 2007 when compared to fiscal 2006. The increase in absolute amount is directly attributable to the increase in sales resulting from new restaurants opened during the year, increases in comparable sales, and the additional week in fiscal 2007. Cost of food and beverage sales increased slightly when expressed as a percentage of restaurant sales in fiscal 2007 when compared to fiscal 2006. The Company continued to experience relatively stable commodity prices throughout the year.

Restaurant operating expenses increased in absolute amount in fiscal 2007 when compared to fiscal 2006. The increase in absolute amount was mainly attributable to the aforementioned increase in sales resulting from new restaurants opened during the year, increases in comparable sales, and the additional week in fiscal 2007. Additionally, the Company continued to recognize additional depreciation expense which resulted from the Company reevaluating the remaining useful lives of assets at teppanyaki restaurants to be renovated as part of its renovation program. This additional depreciation totaled approximately $1.6 million and $1.1 million, during fiscal years 2007 and 2006, respectively. The significant increase in restaurant operating expenses specifically experienced at the RA Sushi

Management's Discussion and Analysis:

Financial Condition and Results of Operations

2007 compared to 2006 (cont.)

concept reflects the overall increase in restaurant count between years. Restaurant operating expenses increased when expressed as a percentage of sales in fiscal 2007 when compared to fiscal 2006. The additional depreciation expense is partially responsible for the increase in restaurant operating expenses when expressed as a percentage of restaurant sales, specifically in the teppanyaki segment. Additionally, during fiscal 2007, the Company continued to incur approximately $2.0 million in ongoing expenses at teppanyaki restaurants which were temporarily closed for remodeling. At RA Sushi, the change in margins is reflective of inefficiencies experienced at newer restaurants during initial operations.

Restaurant opening expenses increased in absolute amount but remained stable when expressed as a percentage of restaurant sales in fiscal 2007. The Company opened more restaurants during fiscal 2007 than in the prior year. Additionally, the Company has more restaurants under development at the end of fiscal 2007 than fiscal 2006.

Marketing, general and administrative expenses increased in absolute amount but decreased when expressed as a percentage of restaurant sales in fiscal 2007 when compared to fiscal 2006. The increase in absolute amount is attributable to increased administration headcount and professional fees. Additional corporate personnel were hired to accommodate the Company's growth plans.

Interest income, net, increased in fiscal 2007 when compared to fiscal 2006. Interest income increased during fiscal 2007 due to an increase in interest earning balances during the current fiscal year compared to prior year, as a result of the proceeds from the sale of the Series B Preferred Stock during fiscal 2006. Additionally, interest expense decreased as a result of a continued decrease in the average outstanding bank debt in fiscal 2007 compared to fiscal 2006. During fiscal 2007, the Company paid off the outstanding term loan. No borrowings were outstanding against the Company's $75 million line of credit, as of April 1, 2007. The Company expects to incur additional interest expense as it begins to draw on its new line of credit to finance its expansion and renovation programs. Interest income is expected to decrease as cash on hand is also used to fund these programs.

Our effective tax rate was 34.9% for fiscal 2007 compared to 36.6% for fiscal 2006. During fiscal 2007, the Company benefited from increasing tax credits on decreased pre-tax income.

Net income for fiscal 2007 was $14.5 million, a decrease of 0.5% from net income of approximately $14.6 million in fiscal 2006. Basic earnings per common share decreased to $1.35 for fiscal 2007 from basic earnings per share of $1.40 for fiscal 2006. Basic weighted average shares outstanding increased by approximately 530,000 shares to 9,894,000 shares at April 1, 2007 from 9,364,000 shares at March 26, 2006. Diluted earnings per common share decreased to $1.26 for fiscal 2007 from diluted earnings per common share of $1.36 in fiscal 2006. Average diluted weighted shares outstanding increased by approximately 847,000 shares to 11,518,000 shares at April 1, 2007 from 10,671,000 shares at March 26, 2006. The increase in both basic and diluted weighted average shares outstanding during fiscal 2007 compared to fiscal 2006 was due to the issuance of shares for stock option exercises and the issuance of convertible preferred stock during fiscal 2006, as well as the impact of higher stock prices during fiscal 2007 on the weighted average shares calculation.

2006 compared to 2005

Cost of food and beverage sales increased in absolute amount but decreased when expressed as a percentage of restaurant sales in fiscal 2006 when compared to fiscal 2005. The increase in absolute amount is directly attributable to the increase in restaurant sales. The decrease when expressed as a percentage of sales during the current fiscal year can be attributed to menu price increases taken during the prior year's second fiscal quarter coupled with relatively stable commodity prices.

Restaurant operating expenses increased in absolute amount but decreased when expressed as a percentage of restaurant sales in fiscal 2006 when compared to fiscal 2005. The increase in absolute amount was primarily attributable to increases in variable costs directly related to restaurant sales and new restaurant units. Also, the Company recognized additional depreciation expense totaling approximately $1.1 million during fiscal 2006, which

Management's Discussion and Analysis:

Financial Condition and Results of Operations

2006 compared to 2005 (cont.)

resulted from the Company reevaluating the remaining useful lives of assets at restaurants to be renovated as part of its renovation program. The decrease when expressed as a percentage of sales was primarily attributable to gains in labor productivity in fiscal 2006 when compared to fiscal 2005.

Restaurant opening expenses decreased slightly in absolute amount and when expressed as a percentage of restaurant sales in fiscal 2006. A comparable number of restaurants were under active development in fiscal 2006 compared to fiscal 2005.

Marketing, general and administrative expenses increased in absolute amount but decreased slightly when expressed as a percentage of restaurant sales in fiscal 2006 when compared to fiscal 2005. The increase in absolute amount is primarily attributable to increased administration headcount. Additional corporate personnel have been hired to accommodate the Company's growth plans and renovation program. The Company's expansion and renovation programs have also resulted in increased travel expenses between the corporate office and restaurant locations. Advertising and promotional costs have also increased during fiscal 2006 as a result of increased advertising related to new store openings and entrance into new markets. The Company did realize a decrease in professional fees during fiscal 2006 attributable to Benihana of Tokyo, Inc. litigation fees primarily incurred during fiscal 2005, as the trial was held during fiscal 2005. This decrease was partially offset by increased costs associated with professional fees incurred by the Company in order to remediate its material weakness identified during fiscal 2005.

Interest income (expense), net, increased in fiscal 2006 when compared to fiscal 2005. The decrease in expense was a result of a decrease in the average outstanding bank debt in fiscal 2006 compared to fiscal 2005 offset by increasing interest rates between fiscal years. Additionally, the Company's invested cash balances were higher during fiscal 2006 due to the completion of the second tranche of the Series B Preferred Stock sale during fiscal year 2006, as well as greater cash provided by operating activities than cash used in investing activities during 2006, which resulted in increased interest income.

Our effective tax rate was 36.6% for fiscal 2006 compared to 35.0% for fiscal 2005. The increase was a direct result of increasing marginal tax rates caused by increased sales, as well as sales and profitability increasing at a greater rate than tax credits earned during the current year.

Net income for fiscal 2006 was $14.6 million, an increase of 86.2% over net income of $7.8 million in fiscal 2005, as a result of the items previously described. Basic earnings per common share increased to $1.40 for fiscal 2006 from basic earnings per share of $.81 for fiscal 2005. Basic average weighted shares outstanding increased by approximately 210,000 shares to 9,364,000 shares at March 26, 2006 from 9,154,000 shares at March 27, 2005. Diluted earnings per common share increased to $1.36 for fiscal 2006 from diluted earnings per common share of $.77 in fiscal 2005. Average diluted weighted shares outstanding increased by approximately 524,000 shares to 10,671,000 shares at March 26, 2006 from 10,147,000 shares at March 27, 2005. The increase in both basic and diluted average weighted shares outstanding during fiscal 2006 compared to fiscal 2005 was due to the issuance of shares for stock option exercises and the issuance of convertible preferred stock in fiscal 2006 and 2005.

Our financial resources

Cash flow from operations has historically been the primary source to fund our capital expenditures. Since the Company has accelerated its building program, the Company will be relying more upon financing obtained from financial institutions.

The Company presently has available up to $75 million from Wachovia Bank, National Association ("Wachovia") under the terms of a line of credit entered into on March 15, 2007. The line of credit facility allows the Company to borrow up to $75 million through March 15, 2012, and is secured by the assets of the Company. The Company has the option to pay interest at Wachovia's prime rate or at libor plus applicable margin. The interest rate may vary depending upon the ratio of the sum of earnings before interest, taxes, depreciation and amortization, as defined in the agreement, to our indebtedness. The Company also incurs a commitment fee on the unused balance

Management's Discussion and Analysis:

Financial Condition and Results of Operations

Our financial resources *(cont.)*

available under the terms of the line of credit, based on a leverage ratio. The agreement requires that the Company maintain certain financial ratios and profitability amounts and limits the payment of cash dividends. At April 1, 2007, the Company had approximately $2.0 million in letters of credit outstanding against this credit facility in connection with its workers compensation insurance program and certain leases. Accordingly, at April 1, 2007, the Company had approximately $73 million available for borrowing under the line of credit facility, as no borrowings were outstanding.

On July 1, 2004, the Company received net proceeds of $9,253,000, after transaction costs, representing the funding of the first $10.0 million tranche of its sale of $20.0 million aggregate principal amount of Series B Convertible Preferred Stock ("Series B Preferred Stock") to BFC Financial Corporation ("BFC"). In connection with the first tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. John E. Abdo, a director of the Company, is a director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC.

On August 4, 2005, the Company completed the second and final tranche consisting of $10.0 million aggregate principal amount of its Series B Preferred Stock sold to BFC. In connection with the second tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. The Company received net proceeds of $9,884,000, after transaction costs, from the sale.

The Series B Preferred Stock has a liquidation preference of $20.0 million, or $25.00 per share, (subject to anti-dilution provisions). The Series B Preferred Stock is convertible into Common Stock of the Company at a conversion price of $19.00 per share, that is 1.32 shares of Common Stock for each share of Series B Preferred Stock (subject to anti-dilution provisions), carries a dividend at the annual rate of $1.25 per share (or 5% of the purchase price) payable in cash or additional Series B Preferred Stock, and votes on an "as if converted" basis together with the Company's Common Stock on all matters put to a vote of the holders of Common Stock. In addition, under certain circumstances, the approval of a majority of the Series B Preferred Stock is required for certain events outside the ordinary course of business, principally acquisitions or disposition of assets having a value in excess of 25% of the total consolidated assets of the Company.

The Company pays quarterly dividends on the Series B Preferred Stock, and at April 1, 2007, accrued but unpaid dividends on the Series B Preferred Stock totaled $249,000.

The Company is obligated to redeem the Series B Preferred Stock at its original issue price on July 2, 2014, which date may be extended by the holders of a majority of the then-outstanding shares of Series B Preferred Stock to a date no later than July 2, 2024. The Company may pay the redemption in cash or, at its option, in shares of Common Stock valued at then-current market prices unless the aggregate market value of the Company's Common Stock and any other common equity is below $75.0 million. In addition, the Series B Preferred Stock may, at the Company's option, be redeemed in cash at any time beginning three years from the date of issue if the volume-weighted average price of the Common Stock exceeds $38.00 per share for sixty consecutive trading days.

The holders of a majority of the outstanding Series B Preferred Stock are entitled to nominate one individual to the Company's board of directors. In the event that dividends are not paid for two consecutive quarters, the holders of the majority of the Series B Preferred Stock are entitled to elect one additional director.

As further discussed in Item 3, Legal Proceedings, the sale of the Series B Preferred Stock was the subject of litigation. While the Delaware Court of Chancery (the "Chancery Court") has rejected all claims asserted against the Company and certain directors, the decision had been appealed. On August 24, 2006, the Delaware Supreme Court issued an opinion affirming the Chancery Court's ruling in favor of the Company and its Board of Directors in all respects.

The Company has entered into supply agreements for the purchase of beef and seafood, in the normal course of business, at fixed prices for up to twelve-month terms. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.

Since restaurant businesses do not have large amounts of inventory and accounts receivable, there is generally no need to finance such items. As a result, many restaurant businesses, including our own, operate with negative working capital.

Management's Discussion and Analysis:

Financial Condition and Results of Operations

Our financial resources *(cont.)*

We have undertaken a design initiative to develop a prototype Benihana teppanyaki restaurant to improve the unit-level economics while shortening construction time and improving decor. The restaurant in Miramar, Florida, which opened during June 2006, is the first restaurant to feature the new prototype design. Under a renovation program commenced during 2005, we are also using many of the design elements of the new prototype to refurbish our mature teppanyaki restaurant units.

During fiscal 2006, management made a strategic decision to accelerate the renovation and revitalization program, which was discussed above. We are committed to revitalizing our 40-plus year old Benihana teppanyaki concept for a new generation, while simultaneously generating a solid return on invested capital for our shareholders. The new design reflects the cutting edge of contemporary dining and entertainment, and places the customer at the center of the Benihana experience through the visual impact of the exterior, a vibrant waiting area, and a more dramatic stage setting for our legendary Benihana chefs. We plan to refurbish a total of approximately 20-25 of our mature teppanyaki restaurants over a thirty month timeframe. By beginning the transformation of these 20-25 mature Benihana teppanyaki units now, we are opportunistically building a stronger foundation for our core brand amid a growing American appetite for Asian cuisine. During fiscal 2006, our restaurant in Short Hills, New Jersey was the first teppanyaki to be retrofitted with the new design elements. During fiscal 2007, our Memphis, Tennessee; Cleveland, Ohio; Indianapolis, Indiana and Anaheim, California restaurants re-opened after similar renovations were completed. A minor remodel has also been completed at the Bethesda, Maryland restaurant, without the need to temporarily close the location. At the end of fiscal 2007, restaurants closed and undergoing major renovations included the Fort Lauderdale, Florida; Miami Beach, Florida; Burlingame, California and Torrance, California locations. The Torrance location has subsequently reopened and we believe that we will complete two more of these major renovations during the first quarter of fiscal 2008. We expect the other one to be completed during the second quarter of fiscal 2008. Similar to the Bethesda location, two restaurants located in the New York City, New York and Sacramento, California are currently undergoing minor remodeling, as well. These restaurants have not required temporary closures either. We expect to complete a total of 17 renovations and have four other restaurants in progress, by the end of 2008. As we roll out the new design, we currently estimate the capital expenditures of the program to average approximately between $2.0 million and $2.3 million per unit. The cost to remodel each unit is directly dependent on the scope of work to be performed at each location. Management is continuously reviewing the extent of work to be performed at these sites. The scope of work may be impacted by the age of the location, current condition of the location, as well as local permitting requirements. The scope of work will vary by location. Some locations will undergo a limited remodel, while others will undergo a complete renovation and a major facility upgrade of its HVAC, electrical and plumbing systems. Management believes the long-term benefits of the revitalization initiative far outweigh the costs. The renovation of the Company's older teppanyaki units is necessary to ensure the continued relevance of the Benihana brand, and the program will enhance our leadership position as the premier choice for Japanese-style dining.

Other future capital requirements depend on numerous factors, including market acceptance of products, the timing and rate of expansion of the business, acquisitions, and other factors. The Company has experienced increases in its expenditures commensurate with growth in its operations, and management anticipates that expenditures will continue to increase in the foreseeable future. The Company currently has fifteen restaurants under development, consisting of four Benihana teppanyaki restaurants, nine RA Sushi restaurants, and two Haru restaurants.

In addition to the renovation program, the Company will use its capital resources to settle the outstanding liability incurred when the Minority Stockholders exercised their put option in Haru Holding Corp. On July 1, 2005, the Minority Stockholders exercised the put option to sell their respective shares to the Company. Currently, there is a dispute between the Company and the former Minority Stockholders concerning the price at which the former Minority Stockholders exercised their put option to sell the remaining interest in Haru to the Company. The Company believes that the proper application of the put option price formula would result in a payment to the former Minority Stockholders of approximately $3.7 million. The Company has offered to pay such amount to the former Minority Stockholders and recorded a $3.7 million liability for the payment of the put option with respect thereto.

Management's Discussion and Analysis:

Financial Condition and Results of Operations

Our financial resources *(cont.)*

On August 25, 2006, the former Minority Stockholders sued the Company. The complaint, which was filed in the Supreme Court of the State of New York, County of New York, seeks an award of $10.7 million based on the former Minority Stockholders' own calculation of the put option price formula and actions allegedly taken by the Company to reduce the value of the put option.

On September 21, 2006, the parties jointly removed the case from the Supreme Court of the State of New York, County of New York, to the United States District Court for the Southern District of New York. The former Minority Stockholders filed a motion to remand the case back to the Supreme Court of the State of New York, County of New York, but that motion was denied on May 21, 2007. The District Court has set a scheduling conference for June 21, 2007.

The Company believes that it has correctly calculated the put option price and that the claims of the former Minority Stockholders are without merit. However, there can be no assurance as to the outcome of this litigation.

Management believes that the Company's cash from operations and the funds available under the line of credit will provide sufficient capital to fund operations, the restaurant renovation program and restaurant expansion for at least the next twelve months.

The following table summarizes the sources and uses of cash and cash equivalents *(in thousands)*:

	FISCAL YEAR ENDED	
	2007	**2006**
Cash provided by operating activities	**$31,153**	$ 29,440
Cash used in investing activities	**(36,771)**	(25,286)
Cash (used in) provided by financing activities	**(4,236)**	11,539
(Decrease) increase in cash and cash equivalents	**$ (9,854)**	$ 15,693

OPERATING ACTIVITIES

Cash provided by operations increased during the year when compared to fiscal 2006. The increase resulted mainly from the changes in working capital during the current fiscal year when compared to the prior fiscal year, as well as from increases in earnings after adjustment for significant non-cash expenses, such as depreciation and amortization and stock-based compensation.

INVESTING ACTIVITIES

Expenditures for property and equipment increased during fiscal 2007 when compared to the prior year. The Company continues to pursue its new construction and renovation programs. Capital expenditures are expected to increase, as the Company accelerates the pace of its programs. The Company currently has fifteen restaurants under development, consisting of four Benihana teppanyaki restaurants, nine RA Sushi restaurants and two Haru restaurants.

In September 2006, the Company completed the acquisition of a Benihana restaurant in Broomfield, Colorado. This restaurant was previously owned and operated by a franchisee. The purchase price totaled $2.8 million, of which approximately $2.7 million was paid in cash and the remainder in other consideration.

As discussed in Note 16 of the consolidated financial statements, in April 2006, the Company sold its Sushi Doraku restaurant to Kevin Aoki, the Company's former Vice President of Marketing and a current member of the Board of Directors.

Management's Discussion and Analysis:

Financial Condition and Results of Operations

FINANCING ACTIVITIES

During fiscal 2007, there were stock option exercises with cash proceeds to the Company of $2,242,000 as compared to $5,720,000 in the prior year. Our total indebtedness decreased by $6,666,000 during fiscal 2007, as we paid off the term loan. Additionally, as discussed above, during fiscal 2006, the Company completed the sale of the second and final tranche consisting of $10,000,000 aggregate principal amount of its Series B Preferred Stock sold to BFC. In connection with the second tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. The Company received net proceeds of $9,884,000, after transaction costs, from the sale.

Contractual obligations and commitments *(in thousands)*:

	Total	2008	2009	2010	2011	2012	Thereafter
Operating lease obligations	$174,285	$ 12,233	$ 12,429	$ 12,324	$ 12,327	$ 12,125	$112,847
Haru put option	3,718	3,718	–	–	–	–	–
Purchase commitments	10,618	10,618	–	–	–	–	–
Total	$188,621	$ 26,569	$ 12,429	$ 12,324	$ 12,327	$ 12,125	$112,847

OFF-BALANCE SHEET ARRANGEMENTS

As of April 1, 2007 the Company did not have any "off-balance sheet arrangements" as that term is defined in Regulation S-K Item 303(a)(4).

THE IMPACT OF INFLATION

The Company does not believe that inflation has had a material effect on sales or expenses during the last three years other than labor costs. The Company's restaurant operations are subject to federal and state minimum wage laws governing such matters as working conditions, overtime and tip credits. Significant numbers of the Company's food service and preparation personnel are paid at rates related to the federal minimum wage and, accordingly, increases in the minimum wage have increased the Company's labor costs in recent years. To the extent permitted by competition, the Company has mitigated increased costs by increasing menu prices and may continue to do so if deemed necessary in future years.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to certain risks of increasing interest rates and commodity prices. The interest on our indebtedness is largely variable and is benchmarked to the prime rate in the United States or to libor. We may protect ourselves from interest rate increases from time-to-time by entering into derivative agreements that fix the interest rate at predetermined levels. We have a policy not to use derivative agreements for trading purposes. We have no derivative agreements as of April 1, 2007.

We purchase commodities such as chicken, beef, lobster, fish and shrimp for our restaurants. The prices of these commodities may be volatile depending upon market conditions. We do not purchase forward commodity contracts because the changes in prices for them have historically been short-term in nature and, in our view, the cost of the contracts is in excess of the benefits.

We have, however, entered into supply agreements for the purchase of beef and seafood, in the normal course of business, at fixed prices for up to twelve-month terms. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.

Management's Discussion and Analysis:

Financial Condition and Results of Operations

SEASONALITY OF OUR BUSINESS

We have a 52/53-week fiscal year. Our fiscal year ends on the Sunday within the dates of March 26 through April 1. We divide the fiscal year into 13 four-week periods. Because of the odd number of periods, our first fiscal quarter consists of 4 periods totaling 16 weeks and each of the remaining three quarters consists of 3 periods totaling 12 weeks each. In the event of a 53-week year, the additional week is included in the fourth quarter of the fiscal year. This operating calendar provides us a consistent number of operating days within each period, as well as ensures that certain holidays significant to our operations occur consistently within the same fiscal quarters. Because of the differences in length of fiscal quarters, however, results of operations between the first quarter and the later quarters of a fiscal year are not comparable.

Our business is not highly seasonal although we do have more diners coming to our restaurants for special holidays such as Mother's Day, Valentine's Day and New Year's Eve. Mother's Day falls in our first fiscal quarter, New Year's Eve in the third fiscal quarter and Valentine's Day in the fourth fiscal quarter of each year.

Fiscal year 2007 consisted of 53 weeks, while fiscal years 2006 and 2005 each consisted of 52 weeks.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities during the reported period. Actual amounts could differ from those estimates. (See Note 1 of Notes to Consolidated Financial Statements included in this Annual Report).

Critical accounting policies are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of subjective or complex judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Long-Lived Assets - We record all property and equipment at cost. Improvements are capitalized while repairs and maintenance costs are expensed as incurred. Depreciation and amortization of long-lived assets are calculated using the straight-line method over the estimated useful life of the assets or the lease terms of the respective leases. The useful life of property and equipment and the determination as to what constitutes a capitalized cost versus a repair and maintenance expense involves judgments by management. These judgments may produce materially different amounts of depreciation and amortization expense and repairs and maintenance expense if different assumptions were used.

We periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the assets to the future cash flows to be generated by the asset. If the total estimated future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value, and an impairment charge is taken against results of operations. In fiscal 2005 we recorded such an impairment charge resulting in a write down of long-lived assets of approximately $2.7 million. (See Note 3 of Notes to Consolidated Financial Statements). No impairment charges were recognized during fiscal 2007 or 2006.

Goodwill - We review the recoverability of goodwill annually based primarily upon an estimation of the fair market value based upon an analysis of cash flows of the related investment assets in comparison to cash flows of similar restaurant businesses that were bought and sold within a reasonable time frame to our own evaluation. Our annual evaluation is made during the third fiscal quarter of each year. We also would make a similar evaluation whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The analysis involves judgments by management which could produce materially different results if different assumptions are used in the analysis.

Management's Discussion and Analysis:

Financial Condition and Results of Operations

CRITICAL ACCOUNTING POLICIES AND ESTIMATES *(cont.)*

Leases - The Company is obligated under various lease agreements for certain restaurant facilities. For operating leases, the Company recognizes rent expense on a straight-line basis over the expected lease term. Capital leases, if any, are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term. Under the provisions of certain of the Company's leases, there are rent holidays and/or escalations in payments over the base lease term, as well as options for renewal for additional periods. The effects of the rent holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods when management determines that the Company will exercise such option periods due to the fact that the Company would incur an economic penalty for not doing so. The lease term commences on the date when the Company becomes legally obligated for the rent payments. Leasehold improvements and property held under capital leases, if any, for each restaurant facility are amortized on the straight-line method over the shorter of the estimated life of the asset or the same expected lease term used for lease accounting purposes. For each restaurant facility, the consolidated financial statements reflect the same lease term for amortizing leasehold improvements as the Company uses to determine capital versus operating lease classifications and in calculating straight-line rent expense. Percentage rent expense is generally based upon sales levels and is accrued at the point in time the Company determines that it is probable that such sales levels will be achieved. Leasehold improvements paid for by the lessor are recorded as leasehold improvements and deferred rent.

Judgments made by the Company related to the probable term for each restaurant's lease affect the classification and accounting for a lease as capital or operating, the rent holidays and/or escalations in payments that are taken into consideration when calculating straight-line rent, and the term over which leasehold improvements for each restaurant facility are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different lease term assumptions were used.

Self-Insurance - The Company is self-insured for certain losses, principally related to health and workers' compensation. The Company maintains stop loss coverage with third party insurers to limit its total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The Company contracted with third-party actuaries, who utilize estimates of expected losses, based on statistical analyses, to validate its self-insurance liability. The self-insurance liability is reviewed by the Company on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims, differ from our estimates, our financial results could be impacted.

Income Taxes - We estimate certain components of our provision for income taxes. These estimates include, but are not limited to, effective state and local income tax amounts, allowable tax credits for items such as FICA taxes paid on reported tip income and estimates related to depreciation expense allowable for tax purposes. Our estimates are made based on the best available information at the time that we prepare the provision. We usually file our income tax returns many months after our fiscal year-end. All tax returns are subject to audit by federal and state governments, usually years after the returns are filed, and could be subject to differing interpretations of the tax laws or the Company's application of such laws to its business (see Note 12 of Notes to Consolidated Financial Statements).

Stock-Based Compensation - Prior to March 27, 2006, the Company accounted for stock options issued to employees and directors under the intrinsic value method of accounting for stock-based compensation as defined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, the Company recognized no compensation expense with respect to such awards because stock options were granted at the fair market value of the underlying shares on the date of the grant. On March 27, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123") and supersedes APB 25. SFAS 123R requires compensation costs related to share-based payments to employees, including grants of employee and director stock options, to be recognized in the financial statements based on their fair values. With limited exceptions, the amount of compensation cost will be measured based on the

Management's Discussion and Analysis:

Financial Condition and Results of Operations

CRITICAL ACCOUNTING POLICIES AND ESTIMATES *(cont.)*

fair market value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award, resulting in charges to earnings. The Company elected to adopt SFAS 123R using the modified prospective method, which required compensation expense to be recorded for all unvested share-based awards beginning in the first quarter of adoption. Accordingly, the prior fiscal years presented in this Annual Report on Form 10-K have not been restated to reflect the fair value method of expensing stock options. In accordance with SFAS 123R, tax benefits related to equity award grants that are in excess of the tax benefits recorded on the Company's consolidated statements of earnings are classified as a cash inflow in the financing section of the Company's consolidated statements of cash flows beginning in fiscal 2007. The Company recorded $399,000 ($239,000 net of tax) in stock compensation expense during the fiscal year ended April 1, 2007, as a result of adopting SFAS 123R. As of April 1, 2007, total unrecognized compensation cost related to nonvested share-base compensation totaled $647,000 and is expected to be recognized over approximately 1.75 years.

The fair value of options granted was estimated at the date of grant using the Black-Scholes option-pricing model. Option valuation models, including Black-Scholes, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free interest rate, expected dividend yield, expected volatility and the expected life of the award.

NEW ACCOUNTING PRONOUNCEMENTS THAT MAY AFFECT OUR FINANCIAL REPORTING

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FAS109, Accounting for Income Taxes" ("FIN 48"), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of adopting FIN 48 will be recorded in retained earnings and other accounts as applicable. The Company is currently evaluating the effect, if any, the adoption of FIN 48, as of April 2, 2007, will have on the Company's financial position, results of operations and disclosures.

In June 2006, the Emerging Issues Task Force ("EITF") issued EITF Issue 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." A consensus was reached that entities may adopt a policy of presenting sales taxes in the income statement on either a gross or net basis. If taxes are significant, an entity should disclose its policy of presenting taxes and the amounts of taxes. The guidance is effective for periods beginning after December 15, 2006. The Company presents restaurant sales net of sales taxes. The adoption of EITF Issue 06-03 will have no impact on the presentation of sales tax in the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently reviewing the provisions of SFAS 157 to determine the impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides reporting entities an option to report selected financial assets, including investment securities designated as available for sale, and liabilities, including most insurance contracts, at fair value. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires additional information to aid financial statement users' understanding of a reporting entity's choice to use fair value on its earnings and also requires entities to display on the face of the balance sheet the fair value of those assets and liabilities for which the reporting entity has chosen to measure at fair value. SFAS 159 is effective as of the

Management's Discussion and Analysis:

Financial Condition and Results of Operations

NEW ACCOUNTING PRONOUNCEMENTS THAT MAY AFFECT OUR FINANCIAL REPORTING *(cont.)*

beginning of a reporting entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157. Because application of the standard is optional, any impacts are limited to those financial assets and liabilities to which SFAS 159 would be applied, which has yet to be determined, as is any decision concerning the early adoption of the standard.

FORWARD LOOKING STATEMENTS

This Annual Report contains various "forward-looking statements" which represent our expectations or beliefs concerning future events, including unit growth, future capital expenditures, and other operating information. A number of factors could, either individually or in combination, cause actual results to differ materially from those included in the forward-looking statements, including changes in consumer dining preferences, fluctuations in commodity prices, availability of qualified employees, changes in the general economy, industry cyclicality, and in consumer disposable income, competition within the restaurant industry, availability of suitable restaurant locations, or acquisition opportunities, harsh weather conditions in areas in which the Company and its franchisees operate restaurants or plan to build new restaurants, acceptance of the Company's concepts in new locations, changes in governmental laws and regulations affecting labor rates, employee benefits, and franchising, ability to complete new restaurant construction and obtain governmental permits on a reasonably timely basis, the possibility of an adverse outcome in the Company's dispute with the former Minority Stockholders of Haru Holding Corp., unstable economic conditions in foreign countries where we franchise restaurants and other factors that we cannot presently foresee.

Consolidated Statements of Earnings

(In thousands, except per share information)

	FISCAL YEAR ENDED		
	April 1, 2007	March 26, 2006	March 27, 2005
REVENUES			
Restaurant sales	**$ 271,080**	$ 244,032	$ 216,756
Franchise fees and royalties	**1,569**	1,521	1,575
Total revenues	**272,649**	245,553	218,331
COSTS AND EXPENSES			
Cost of food and beverage sales	**66,051**	59,014	53,372
Restaurant operating expenses	**159,456**	139,433	126,825
Restaurant opening costs	**1,535**	1,270	1,304
Marketing, general and administrative expenses	**23,811**	22,693	20,939
Impairment charge	–	–	2,668
Total operating expenses	**250,853**	222,410	205,108
Income from operations	**21,796**	23,143	13,223
Interest income (expense), net	**465**	88	(298)
Income before income taxes and minority interest	**22,261**	23,231	12,925
Income tax provision	**7,766**	8,491	4,520
Income before minority interest	**14,495**	14,740	8,405
Minority interest	–	178	585
NET INCOME	**14,495**	14,562	7,820
Less: accretion of issuance costs and preferred stock dividends	**1,104**	1,430	422
Net Income attributable to common stockholders	**$ 13,391**	$ 13,132	$ 7,398
EARNINGS PER SHARE			
Basic earnings per common share	**$ 1.35**	$ 1.40	$ 0.81
Diluted earnings per common share	**$ 1.26**	$ 1.36	$ 0.77
PROFORMA EARNINGS PER SHARE TO EFFECT STOCK DIVIDEND (Note 1)			
Basic earnings per common share	**$ 0.90**	$ 0.93	$ 0.54
Diluted earnings per common share	**$ 0.84**	$ 0.91	$ 0.51

See notes to consolidated financial statements.

Consolidated Balance Sheets

(In thousands, except share and per share information)

	April 1, 2007	March 26, 2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 8,449	$ 18,303
Receivables, net	2,800	2,437
Inventories	5,729	6,528
Income tax receivable	–	1,634
Prepaid expenses and other current assets	2,784	1,517
Investment securities, available for sale - restricted	841	835
Deferred income tax asset, net	931	805
Total current assets	21,534	32,059
PROPERTY AND EQUIPMENT, NET	146,479	123,578
GOODWILL	29,900	29,900
DEFERRED INCOME TAX ASSET, NET	169	–
OTHER ASSETS	6,207	5,979
	$ 204,289	$ 191,516
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 9,318	$ 8,044
Accrued expenses	20,663	20,821
Accrued put option liability	3,718	3,718
Income tax payable	136	–
Current maturity of bank debt	–	4,166
Total current liabilities	33,835	36,749
DEFERRED OBLIGATIONS UNDER OPERATING LEASES	8,611	7,059
LONG-TERM DEBT – BANK	–	2,500
DEFERRED INCOME TAX LIABILITY, NET	–	673
Total liabilities	42,446	46,981
COMMITMENTS AND CONTINGENCIES (Notes 10, 11 and 13)		
CONVERTIBLE PREFERRED STOCK - $1.00 par value; authorized – 5,000,000 shares; Series B Mandatory Redeemable Convertible Preferred Stock – authorized – 800,000 shares; issued and outstanding – 800,000 shares in 2007 and 2006 respectively, with a liquidation preference of $20 million plus accrued and unpaid dividends as of April 1, 2007 (Note 14)	19,361	19,273
STOCKHOLDERS' EQUITY:		
Common stock - $.10 par value; convertible into Class A Common stock; authorized – 12,000,000 shares; issued and outstanding – 2,158,312 and 2,649,953 shares in 2007 and 2006, respectively	216	265
Class A Common stock - $.10 par value; authorized – 20,000,000 shares; issued and outstanding – 7,791,588 and 7,111,671 shares in 2007 and 2006, respectively	779	711
Additional paid-in capital	64,060	60,393
Retained earnings	77,427	64,036
Treasury stock - 10,828 shares of Common and Class A Common stock at cost in 2006	–	(143)
Total stockholders' equity	142,482	125,262
	$ 204,289	$ 191,516

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands, except share information)

	Common Stock	Class A Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, March 28, 2004	$ 313	$ 597	$ 50,772	$ 43,506	$ (143)	$ 95,045
Net income				7,820		7,820
Issuance of 71,598 shares of Class A Common stock from exercise of options		8	604			612
Conversion of 159,000 shares of Common stock into 159,000 shares of Class A Common stock	(15)	15				–
Issuance of 350 shares of Class A Common stock for incentive compensation			7			7
Dividends declared on Series B Preferred Stock				(370)		(370)
Accretion of issuance costs on Series B Preferred Stock				(52)		(52)
Tax benefit from stock option exercises			145			145
Balance, March 27, 2005	298	620	51,528	50,904	(143)	103,207
Net income				14,562		14,562
Issuance of 571,670 shares of Class A Common stock from exercise of options		57	5,532			5,589
Issuance of 15,500 shares of Common stock from exercise of options	1		130			131
Conversion of 341,526 shares of Common stock into 341,526 shares of Class A Common stock	(34)	34				–
Dividends declared on Series B Preferred Stock				(820)		(820)
Accretion of issuance costs on Series B Preferred Stock				(84)		(84)
Deemed dividend on Series B Preferred Stock beneficial conversion feature			526	(526)		–
Tax benefit from stock option exercises			2,677			2,677
Balance, March 26, 2006	265	711	60,393	64,036	(143)	125,262
Net income				**14,495**		**14,495**
Issuance of 194,104 shares of Class A Common stock from exercise of options		**19**	**2,173**			**2,192**
Issuance of 5,000 shares of Common stock from exercise of options	**1**		**49**			**50**
Conversion of 487,464 shares of Common stock into 487,464 shares of Class A Common stock	**(49)**	**49**				–
Dividends declared on Series B Preferred Stock				**(1,016)**		**(1,016)**
Accretion of issuance costs on Series B Preferred Stock				**(88)**		**(88)**
Stock based compensation			**399**			**399**
Retirement of treasury stock	**(1)**	–	**(142)**		**143**	–
Tax benefit from stock option exercises			**1,188**			**1,188**
Balance, April 1, 2007	**$ 216**	**$ 779**	**$ 64,060**	**$ 77,427**	**$ –**	**$142,482**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands, except share information)

	FISCAL YEAR ENDED		
OPERATING ACTIVITIES:	April 1, 2007	March 26, 2006	March 27, 2005
Net income	**$ 14,495**	$ 14,562	$ 7,820
Adjustments to reconcile net income to net cash provided by operating activities, net of business acquisitions:			
Depreciation and amortization	**13,906**	11,896	9,837
Minority interest	–	178	585
Stock-based compensation	**399**	–	–
Tax benefit from stock option exercises	–	2,677	145
Loss on disposal of assets	**181**	149	327
Deferred income taxes	**(968)**	129	(76)
Impairment charge	–	–	2,668
Issuance of Class A Common stock for incentive compensation	–	–	7
Change in operating assets and liabilities that provided (used) cash:			
Receivables	**(148)**	(1,402)	(28)
Inventories	**765**	22	(424)
Income taxes	**1,770**	(2,635)	1,897
Prepaid expenses and other current assets	**(1,271)**	210	(197)
Other assets	**(627)**	(1,163)	(716)
Accounts payable	**(146)**	988	771
Accrued expenses and deferred obligations under operating leases	**2,797**	3,829	2,798
Net cash provided by operating activities	**31,153**	29,440	25,414
INVESTING ACTIVITIES:			
Expenditures for property and equipment	**(34,572)**	(25,486)	(18,978)
Business acquisition, net of cash acquired	**(2,743)**	–	(2,816)
Payment of contingent consideration on RA Sushi acquisition	**(228)**	(348)	(652)
(Purchase) sale of investment securities, available for sale, net	**(6)**	(167)	169
Cash proceeds from sale of Sushi Doraku	**515**	–	–
Collection on Sushi Doraku note	**22**	–	–
Cash proceeds from disposal of property and equipment	**241**	715	274
Net cash used in investing activities	**(36,771)**	(25,286)	(22,003)
FINANCING ACTIVITIES:			
Repayment of long-term debt and obligations under capital leases	**(6,666)**	(3,360)	(19,773)
Proceeds from issuance of Series B Preferred stock, net	–	9,884	9,253
Proceeds from issuance of long-term debt	–	–	8,000
Proceeds from issuance of common stock upon exercise of options	**2,242**	5,720	612
Tax benefit from stock option exercises	**1,188**	–	–
Dividends paid on Series B preferred stock	**(1,000)**	(705)	(252)
Net cash (used in) provided by financing activities	**(4,236)**	11,539	(2,160)
Net (decrease) increase in cash and cash equivalents	**(9,854)**	15,693	1,251
Cash and cash equivalents, beginning of year	**18,303**	2,610	1,359
Cash and cash equivalents, end of year	**$ 8,449**	$ 18,303	$ 2,610
SUPPLEMENTAL CASH FLOW INFORMATION:			
CASH PAID DURING THE FISCAL YEAR FOR:			
Interest	**$ 447**	$ 387	$ 386
Income taxes	**5,775**	8,331	3,380
NONCASH INVESTING AND FINANCING ACTIVITIES:			
Acquired property and equipment for which cash payments had not yet been made	**$ 4,235**	$ 3,635	$ 1,083
Fair value of assets acquired, other than cash	**2,743**	–	2,816
Note receivable received as part of consideration for sale of locations	**24**	375	–
Accrued but unpaid dividends on the Series B Preferred Stock	**249**	233	118

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

Benihana Inc., including its wholly-owned subsidiaries (the "Company"), owned and operated 59 teppanyaki theme and 20 Japanese theme restaurants featuring sushi, as of April 1, 2007. The Company also has 17 franchised teppanyaki theme restaurants as of April 1, 2007. The Company owns the right to open, license and develop restaurants using the Benihana name and trademarks in the United States, Central and South America and the Caribbean islands.

BASIS OF PRESENTATION

The consolidated financial statements include the assets, liabilities and results of operations of the Company's wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. During fiscal years 2006 and 2005, income attributable to other interest holders is reflected as minority interest in the consolidated statements of earnings.

The Company has a 52/53-week fiscal year. The Company's fiscal year ends on the Sunday within the dates of March 26 through April 1. The Company divides the fiscal year into 13 four-week periods. Because of the odd number of periods, the Company's first fiscal quarter consists of 4 periods totaling 16 weeks and each of the remaining three quarters consists of 3 periods totaling 12 weeks each. In the event of a 53-week year, the additional week is included in the fourth quarter of the fiscal year. This operating calendar provides the Company a consistent number of operating days within each period, as well as ensures that certain holidays significant to the Company occur consistently within the same fiscal quarters. Because of the differences in length of fiscal quarters, however, results of operations between the first quarter and the later quarters of a fiscal year are not comparable. Fiscal year 2007 consisted of 53 weeks, while fiscal years 2006 and 2005 each consisted of 52 weeks.

As further discussed in Note 15, subsequent to the end of fiscal year 2007, on May 18, 2007, the Company's Board of Directors unanimously declared a three-for-two stock split to be effected by means of a dividend of one-half of one share of Common Stock for each outstanding share of Common Stock and each outstanding share of Class A Common Stock. Share and per share information included in the consolidated financial statements does not reflect the impact of the stock dividend, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share," as the stock dividend had not occurred prior to the issuance of these consolidated financial statements. However, the Company has presented the proforma effects of the stock dividend on earnings per share in the accompanying consolidated statements of earnings.

Certain amounts shown in the consolidated balance sheet as of March 26, 2006 have been reclassified to conform to the current year consolidated balance sheet presentation. Specifically, investment securities, available for sale have been presented as a separate item in the current year presentation. Corresponding changes have been made to the consolidated statements of cash flows for fiscal 2006 and 2005. The effects on the consolidated statements of cash flows resulted in changes from amounts previously presented to the captions described below:

These changes resulted in:

- Net (decrease) increase in cash and cash equivalents decreased by $167,000 in 2006 and increased by $169,000 in 2005; and
- Net cash used in investing activities increased by $167,000 in 2006 and decreased by $169,000 in 2005

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont.)*

REVENUE RECOGNITION

Restaurant Sales - Revenues from food and beverage sales are recognized as products are sold. *Franchise Fees and Royalties* - The Company recognizes initial franchise fees as income when substantially all of its obligations are satisfied, which generally coincides with the opening of the franchised restaurants. The Company also receives continuing royalties based upon a percentage of each franchised restaurant's gross revenues. Royalties are recognized as income when earned.

The Company sells gift cards to customers in its restaurants and through its websites. Proceeds from the sale of gift cards are deferred until the revenue recognition criteria has been met, generally upon redemption.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investment instruments purchased with an initial maturity of three months or less to be cash equivalents. Amounts receivable from third-party credit card processors are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

INVENTORIES

Inventories, which consist principally of restaurant operating supplies and food and beverage, are stated at the lower of cost (first-in, first-out method) or market.

INVESTMENT SECURITIES, AVAILABLE FOR SALE

The Company maintains investments in certain publicly traded mutual funds that invest in debt and equity securities. The Company invests in these mutual funds to mirror and track the performance of the elections made by employees that participate in the Company's deferred compensation plan. These investments are held in trust in accordance with the deferred compensation plan and are restricted for payment of plan expenses and benefits to the participants. These mutual fund investments are classified as available for sale and are carried at fair value with unrealized gains and losses reflected as a separate component of stockholders' equity. The unrealized gain (loss) position of the investments as of April 1, 2007 and March 26, 2006 was not material to these consolidated financial statements. These investments have no stated maturities.

ACCOUNTING FOR LONG-LIVED ASSETS

Property and equipment are stated at cost. The Company capitalizes all direct costs incurred to construct restaurants. Upon opening, these costs are depreciated and charged to expense based upon their useful life classification. Rent expense incurred during the construction period is not capitalized but is charged to restaurant opening costs. The amount of interest capitalized in connection with restaurant construction in fiscal 2007, 2006 and 2005 were approximately $318,000, $213,000 and $127,000, respectively.

The Company evaluates its net investment in restaurant properties and its other long-lived assets for impairment when events or changes in circumstances that indicate the carrying amounts of an asset may not be recoverable. During fiscal 2005, the Company recorded an impairment charge of $2.7 million for the write-down to fair value of property and equipment at two teppanyaki restaurants, one RA Sushi restaurant and its sole Doraku restaurant. (See Note 3). No impairment charges were recognized during fiscal years 2007 or 2006.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization are computed by the straight-line method over the estimated useful life (buildings - 30 years; restaurant furniture, fixtures and equipment - 8 years; office equipment - 8 years; personal computers, software and related equipment - 3 years; and leasehold improvements - lesser of the underlying lease terms, including renewal options, or their useful lives). Depreciation expense associated with property and equipment, including property under capital leases, totaled $13,323,000, $11,386,000, and $9,452,000, for fiscal years 2007, 2006, and 2005, respectively. During fiscal years 2007 and 2006, the Company incurred incremental depreciation expenses of $1.6 million and $1.1 million, respectively, related to the Company's review of estimated useful lives of assets for restaurants scheduled to be remodeled.

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont.)*

ACCOUNTING FOR GOODWILL AND INTANGIBLES

Goodwill represents the residual purchase price remaining after allocation of the purchase price, based upon the fair value of assets acquired. Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. Intangible assets deemed to have definite lives are amortized over their estimated useful lives.

The Company annually reviews goodwill for recoverability based primarily on a multiple of earnings analysis comparing the fair value to the carrying value. The Company performs its annual assessment for impairment during the third quarter of its fiscal year and more frequently if impairment indicators are identified during the year. The Company reviewed goodwill for possible impairment during fiscal years 2007, 2006 and 2005 and determined that there was no impairment of goodwill.

The following table reflects the changes in the carrying amount of goodwill for fiscal years 2006 and 2007 *(in thousands)*:

Balance as of March 27, 2005	$ 28,131
RA Sushi contingent payment	228
Haru put option exercise	1,541
Balance as of March 26, 2006 and April 1, 2007	$ 29,900

There was no change in goodwill during fiscal 2007.

Intangible assets consist of premiums on liquor licenses, lease acquisition costs, capitalized computer software costs, and reacquired franchise rights. These intangible assets are classified as other assets. Premiums on liquor licenses are indefinite lived intangible assets. Lease acquisition costs are amortized over the remaining life of the acquired lease. Capitalized computer software costs are amortized over three years. Reacquired franchise rights are amortized over the remaining term of purchased rights. Amortization of intangibles totaled $454,000, $438,000 and $324,000 during fiscal years 2007, 2006 and 2005, respectively.

Estimated amortization expense over the estimated remaining life is as follows *(in thousands)*:

FISCAL YEAR ENDING:	
2008	$ 584
2009	269
2010	256
2011	255
2012	254
Thereafter	812
Total	$ 2,430

ACCOUNTING FOR LEASES

Operating Leases - Rent expense for the Company's operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term, as defined in SFAS No. 13, "Accounting for Leases." The lease term begins when the Company has the right to control the use of the leased property, which is typically before rent payments are due under the terms of most of the Company's leases. The difference between rent expense and rent paid is recorded as deferred rent obligation and is included in the consolidated balance sheets. *Capital Leases*, if any, are recorded as an asset and an obligation is recorded at an amount equal to the present value of the minimum lease payments during the lease term.

ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE

The Company capitalizes and records in other assets the cost of computer software obtained for internal use and amortizes such costs over a three-year period. Amortization of these costs totaled $221,000, $259,000 and $84,000 during fiscal years 2007, 2006 and 2005, respectively.

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont.)*

SELF-INSURANCE

The Company is self-insured for certain losses, principally related to health and workers' compensation. The Company maintains stop loss coverage with third party insurers to limit its total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The Company contracted with third-party actuaries, who utilize estimates of expected losses, based on statistical analyses, to validate its self-insurance liability. The self-insurance liability is reviewed by the Company on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims, differ from the Company's estimates, the Company's financial results could be impacted.

INCOME TAXES

The Company uses the asset and liability method which recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events that have been recognized in the consolidated financial statements as measured by the provisions of enacted law. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

DERIVATIVE INSTRUMENTS

The Company does not currently utilize instruments to hedge exposure to fluctuations in variable interest rates, currency fluctuations or fluctuations in the prices of commodities used in its products.

STOCK-BASED COMPENSATION

Prior to March 27, 2006, the Company accounted for stock options issued to employees and directors under the intrinsic value method of accounting for stock-based compensation as defined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, the Company recognized no compensation expense with respect to such awards because stock options were granted at the fair market value of the underlying shares on the date of the grant. On March 27, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123") and supersedes APB 25. SFAS 123R requires compensation costs related to share-based payments to employees, including grants of employee and director stock options, to be recognized in the financial statements based on their fair values. With limited exceptions, the amount of compensation cost will be measured based on the fair market value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award, resulting in charges to earnings. The Company elected to adopt SFAS 123R using the modified prospective method, which required compensation expense to be recorded for all unvested share-based awards beginning in the first quarter of adoption. Accordingly, the prior fiscal years presented have not been restated to reflect the fair value method of expensing stock options. In accordance with SFAS 123R, tax benefits related to equity award grants that are in excess of the tax benefits recorded on the Company's consolidated statements of earnings are classified as a cash inflow in the financing section of the Company's consolidated statements of cash flows beginning in fiscal 2007.

The Company recorded $399,000 ($239,000 net of tax) in stock compensation expense during the fiscal year ended April 1, 2007, as a result of adopting SFAS 123R. The Company did not recognize any stock compensation expense during the fiscal years 2006 and 2005. The pro-forma disclosures for fiscal years 2006 and 2005 below are provided as if the Company had adopted the fair value recognition requirements under SFAS 123. Under SFAS 123, the fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model. This model requires the use of subjective assumptions that can materially affect fair value estimates.

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont.)*

Had the Company accounted for its stock-based awards under the fair value method, the table below shows the pro forma effect on net income and earnings per share for the fiscal years ended March 26, 2006 and March 27, 2005 *(in thousands, except per share information)*:

	March 26, 2006	March 27, 2005
Net income		
As reported	$14,562	$ 7,820
Less: Accretion of issuance costs and preferred stock dividends	(1,430)	(422)
Net income attributable to common stockholders	13,132	7,398
Add: Stock-based compensation cost included in net income, net of tax	–	7
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(263)	(248)
Pro forma income for computation of basic earnings per share	12,869	7,157
Add: Accretion of issuance costs and preferred stock dividends	1,430	422
Pro forma income for computation of diluted earnings per share	$14,299	$ 7,579
Basic earnings per share:		
As reported	$ 1.40	$ .81
Pro forma	$ 1.37	$ .78
Diluted earnings per share:		
As reported	$ 1.36	$ .77
Pro forma	$ 1.34	$ .75

The following weighted average assumptions were used in the Black-Scholes option-pricing model used in estimating the fair value of option grants: a risk-free interest rate of 4.6%, 4.3% and 3.6% for fiscal years 2007, 2006 and 2005, respectively; an expected life of three years for fiscal years 2007, 2006 and 2005; no expected dividend yield; and a volatility factor of 44%, 37% and 36% for fiscal years 2007, 2006 and 2005, respectively. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected life is based on the period of time the options are expected to be outstanding. The expected dividend yield is based on the Company's history and expectation of dividend payments. The volatility factor is based on the historical price of the Company's Common Stock or Class A Common Stock, as appropriate, over the expected life of the option.

The Company will generally use the Black-Scholes option pricing model to estimate the fair value of options granted. The estimated fair value of share-based compensation is amortized to expense over the vesting period, which is generally two years.

SEGMENT REPORTING

The Company accounts for its segments in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has determined that its reportable segments are those that are based on the Company's methods of internal reporting and management structure, which is based upon the Company's restaurant concepts. Accordingly, the Company's reportable segments are based on restaurant concept. Prior to fiscal year 2007, the Company operated as a single reporting segment. As a result of the change in presentation, prior years have been presented in a manner consistent with the current year's presentation.

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont.)*

There were no material amounts of revenues or transfers between reportable segments. Revenues from external customers are derived principally from food and beverage sales. The Company does not rely on any major customers as a source of revenue.

RESTAURANT OPENING COSTS

Restaurant opening costs include incremental out-of-pocket costs that are directly related to the opening of new restaurants and are not capitalizable and the amortization of rentals under lease agreements for accounting purposes. Restaurant opening costs include costs to recruit and train hourly restaurant employees; wages, travel and lodging costs for the Company's opening training team and other support employees; costs for practice service activities; and straight-line minimum base rent during the restaurant preopening period. The Company expenses restaurant opening costs as incurred.

ADVERTISING

Advertising costs are expensed as incurred. Advertising costs were $6.7 million, $7.4 million, and $6.7 million in fiscal 2007, 2006 and 2005, respectively and are included in Marketing, General and Administrative expenses in the Consolidated Statements of Earnings.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each period. The diluted earnings per share computation includes dilutive share equivalents issued under the Company's various stock option plans and the dilutive convertible preferred stock outstanding during fiscal years 2007, 2006 and 2005.

The computation of basic earnings per share and diluted earnings per share for each fiscal year is shown below *(in thousands)*:

	April 1, 2007	March 26, 2006	March 27, 2005
Net income	**$ 14,495**	$ 14,562	$ 7,820
Less: Accretion of issuance costs and preferred stock dividends	**(1,104)**	(1,430)	(422)
Income for computation of basic earnings per share	**13,391**	13,132	7,398
Add: Accretion of issuance costs and preferred dividends (See Note 14)	**1,104**	1,430	422
Income for computation of diluted earnings per share	**$ 14,495**	$ 14,562	$ 7,820
Weighted average number of common shares in basic earnings per share	**9,894**	9,364	9,154
Effect of dilutive securities:			
Stock options and warrants	**558**	429	483
Convertible preferred shares	**1,066**	878	510
Weighted average number of common shares and dilutive potential common shares used in diluted earnings per share	**11,518**	10,671	10,147

During fiscal 2007, no stock options were excluded from the calculation of diluted earnings per share. During fiscal years 2006 and 2005, stock options to purchase 60,000 and 222,750 shares, respectively, of common stock were excluded from the calculation of diluted earnings per share since the effect would be considered antidilutive.

NEW ACCOUNTING PRONOUNCEMENTS THAT MAY AFFECT OUR FINANCIAL REPORTING

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FAS109, Accounting for Income Taxes" ("FIN 48"), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes,

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont.)*

by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of adopting FIN 48 will be recorded in retained earnings and other accounts as applicable. The Company is currently evaluating the effect, if any, the adoption of FIN 48, as of April 2, 2007, will have on the Company's financial position, results of operations and disclosures.

In June 2006, the Emerging Issues Task Force ("EITF") issued EITF Issue 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." A consensus was reached that entities may adopt a policy of presenting sales taxes in the income statement on either a gross or net basis. If taxes are significant, an entity should disclose its policy of presenting taxes and the amounts of taxes. The guidance is effective for periods beginning after December 15, 2006. The Company presents restaurant sales net of sales taxes. The adoption of EITF Issue 06-03 will have no impact on the presentation of sales tax in the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently reviewing the provisions of SFAS 157 to determine the impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides reporting entities an option to report selected financial assets, including investment securities designated as available for sale, and liabilities, including most insurance contracts, at fair value. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires additional information to aid financial statement users' understanding of a reporting entity's choice to use fair value on its earnings and also requires entities to display on the face of the balance sheet the fair value of those assets and liabilities for which the reporting entity has chosen to measure at fair value. SFAS 159 is effective as of the beginning of a reporting entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157. Because application of the standard is optional, any impacts are limited to those financial assets and liabilities to which SFAS 159 would be applied, which has yet to be determined, as is any decision concerning the early adoption of the standard.

NOTE 2: PURCHASE AND SALE OF RESTAURANT FACILITIES

Fiscal 2007 - As discussed in Note 16, in April 2006, the Company sold its Sushi Doraku restaurant to Kevin Aoki, the Company's former Vice President of Marketing and a current member of the Board of Directors.

In September 2006, the Company completed the acquisition of a Benihana restaurant in Broomfield, Colorado. This restaurant was previously owned and operated by a franchisee. The purchase price totaled $2.8 million, of which approximately $2.7 million was paid in cash and the remainder in other consideration.

Fiscal 2006 - During November 2005, the Company completed the acquisition of a teppanyaki restaurant facility in Tucson, Arizona. The purchase price totaled $1.9 million payable in cash. The restaurant facility has been converted to a Benihana restaurant. The cash expenditure for this asset purchase is included in expenditures for property and equipment in the consolidated statement of cash flows for the year ended March 26, 2006.

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 2: PURCHASE AND SALE OF RESTAURANT FACILITIES *(cont.)*

During December 2005, the Company sold its Benihana restaurant facility located in Monterey, California to a new franchisee. The restaurant facility was sold for $522,000, of which $147,000 was paid in cash and $375,000 is payable with interest over three years. The franchisee has entered into a 15-year franchise agreement for the operation of the Monterey location. The initial cash payment has been included in cash proceeds from sale of property and equipment in the consolidated statement of cash flows for the year ended March 26, 2006.

Fiscal 2005 - During March 2005, the Company acquired a Benihana restaurant from a franchisee in Anchorage, Alaska. The restaurant was acquired for $2.8 million, which was paid in cash.

NOTE 3: IMPAIRMENT CHARGE

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value amount of an asset or group of assets may not be recoverable. The Company considers a history of relatively small operating gains or consistent and significant operating losses to be a primary indicator of potential asset impairment, after the individual restaurant locations have been operating for 2 years. Assets are grouped and evaluated for impairment at the lowest level for which there is identifiable cash flows, primarily the individual restaurant units. A restaurant unit is deemed to be impaired if a forecast of future operating cash flows directly related to the restaurant is less than the carrying amount of the restaurant's long-lived assets. If a restaurant unit is determined to be impaired, the loss is measured as the amount by which the carrying amount of the restaurant's long-lived assets exceeds its fair value. Fair value is an estimate based on the best information available, including multiples of cash flow derived from recent purchases and sales of restaurant businesses in the restaurant industry.

In fiscal 2005, the Company recorded a $2,668,000 expense for the impairment of long-lived assets. The loss on impairment of long-lived assets primarily related to the write-down of equipment and leasehold improvements at four restaurant units. No impairment charges were recognized during fiscal years 2007 or 2006.

As of April 1, 2007, the Company believes that all of its restaurant units have sufficient estimated future cash flows to support the carrying value of their long-lived assets. However, if an individual restaurant unit's estimated future cash flows decline below its carrying value of long-lived assets, it could result in additional impairment charges.

NOTE 4: FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable and payable, and accrued liabilities approximate fair value because of the short-term nature of the items. The carrying amounts of the Company's debt, at March 26, 2006, and other payables approximate fair value either due to their short-term nature or the variable rates associated with these debt instruments. The fair value of investment securities, available for sale are based on quoted market prices.

NOTE 5: INVENTORIES

Inventories consist of *(in thousands)*:

	April 1, 2007	March 26, 2006
Food and beverage	$ 2,165	$ 3,152
Supplies	3,564	3,376
	$ 5,729	$ 6,528

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 6: PROPERTY AND EQUIPMENT

Property and equipment, net consist of *(in thousands)*:

	April 1, 2007	March 26, 2006
Land	**$ 12,975**	$ 12,975
Buildings	**27,572**	30,511
Leasehold improvements	**130,609**	105,244
Restaurant furniture, fixtures, and equipment	**32,898**	29,804
	204,054	178,534
Less: Accumulated depreciation and amortization	**74,090**	69,949
	129,964	108,585
Construction in progress	**16,515**	14,993
	$ 146,479	$ 123,578

NOTE 7: OTHER ASSETS

Other assets, net consist of *(in thousands)*:

	April 1, 2007	March 26, 2006
Lease acquisition costs, net of accumulated amortization of $1,083 and $904, respectively	**$ 1,298**	$ 1,478
Premium on liquor licenses	**1,451**	1,308
Reacquired franchise rights, net of accumulated amortization of $40	**785**	–
Security deposits	**2,037**	2,018
Computer software costs, net of accumulated amortization of $1,231 and $1,009, respectively	**303**	375
Non-compete agreements, net of accumulated amortization of $14 and $1, respectively	**46**	9
Cash surrender value of life insurance policy	**–**	391
Deferred financing charges, net of accumulated amortization of $2 and $643, respectively	**277**	127
Long-term receivables	**10**	273
	$ 6,207	$ 5,979

NOTE 8: ACCRUED EXPENSES

Accrued expenses consist of *(in thousands)*:

	April 1, 2007	March 26, 2006
Accrued payroll, incentive compensation and related taxes	**$ 4,221**	$ 4,824
Unredeemed gift cards and certificates	**3,075**	2,521
Accrued workers compensation claims	**2,045**	1,325
Sales taxes payable	**1,754**	1,287
Accrued percentage rent	**2,077**	1,248
Deferred compensation	**884**	861
Accrued property taxes	**674**	682
Accrued health insurance costs	**888**	608
Straight-line rent accrual	**199**	130
Other accrued operating expenses	**4,846**	7,335
	$ 20,663	$ 20,821

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 9: RESTAURANT OPERATING EXPENSES

Restaurant operating expenses are those costs that are directly attributed to the operation of individual restaurant locations and consist of *(in thousands)*:

	FISCAL YEAR ENDED		
	April 1, 2007	March 26, 2006	March 27, 2005
Labor and related costs	**$91,903**	$ 81,398	$ 76,026
Occupancy costs	**16,523**	14,204	12,830
Depreciation and amortization	**13,369**	11,467	9,607
Utilities	**6,917**	6,084	5,239
Restaurant supplies	**6,120**	5,065	4,313
Credit card discounts	**5,020**	4,450	3,871
Other restaurant operating expenses	**19,604**	16,765	14,939
Total restaurant operating expenses	**$159,456**	$139,433	$126,825

NOTE 10: LEASES

The Company is obligated under various lease agreements for most of its restaurant units, as well as its corporate office. For operating leases, the Company recognizes rent expense on a straight-line basis over the expected lease term.

Under the provisions of certain of the Company's leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the rent holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods when it is deemed to be reasonably assured that the Company will exercise such option periods due to the fact that the Company would incur an economic penalty for not doing so. The lease term commences on the date when the Company gains access to the leased property. Percentage rent expense is generally based upon sales levels and is accrued at the point in time the Company determines that it is probable that such sales levels will be achieved. Leasehold improvements paid for by the lessor are recorded as leasehold improvements and deferred rent.

Judgments made by the Company related to the probable term for each restaurant unit lease affect the classification and accounting for a lease as capital or operating, the rent holidays and/or escalations in payments that are taken into consideration when calculating straight-line rent, and the term over which leasehold improvements for each restaurant unit are amortized.

These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different lease term assumptions were used.

The Company generally operates its restaurant units in leased premises. The typical restaurant premises lease is for a term of between 15 to 25 years with renewal options ranging from 5 to 25 years. The leases generally provide for the obligation to pay property taxes, utilities, and various other use and occupancy costs. Rentals under certain leases are based on a percentage of sales in excess of a certain minimum level. Certain leases provide for increases based upon the changes in the consumer price index. The Company is also obligated under various leases for restaurant equipment and for office space and equipment.

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 10: LEASES *(cont.)*

Minimum payments under lease commitments are summarized below for operating leases *(in thousands).*

The amounts of operating lease obligations are as follows:

	Operating Leases
FISCAL YEAR ENDING:	
2008	$ 12,233
2009	12,429
2010	12,324
2011	12,327
2012	12,125
Thereafter	112,847
Total minimum lease payments	$174,285

There are no remaining amounts due under the Company's capital lease agreements at April 1, 2007.

Rent expense is comprised of the following for the fiscal years ended 2007, 2006 and 2005 *(in thousands)*:

	April 1, 2007	March 26, 2006	March 27, 2005
Minimum rentals	**$ 12,103**	$ 10,304	$ 9,948
Contingent rentals	**3,712**	3,293	2,454
	$ 15,815	$ 13,597	$ 12,402

NOTE 11: LONG-TERM DEBT

At March 26, 2006, long-term debt consisted of *(in thousands)*:

Term loan – bank (5.53% at March 26, 2006)	$ 6,666
Less current portion	4,166
	$ 2,500

The term loan was repaid during fiscal 2007.

The Company presently has available up to $75 million from Wachovia Bank, National Association ("Wachovia") under the terms of a line of credit entered on March 15, 2007. The line of credit facility allows the Company to borrow up to $75 million through March 15, 2012, and is secured by the assets of the Company. The Company has the option to pay interest at Wachovia's prime rate plus 1% or at the London interbank offering rate plus an applicable margin. The interest rate may vary depending upon the ratio of the sum of earnings before interest, taxes, depreciation and amortization, as defined in the agreement, to its indebtedness. The Company also incurs a commitment fee on the unused balance available under the terms of the line of credit, based on a leverage ratio. The agreement requires that the Company maintain certain financial ratios and profitability amounts and limits the payment of cash dividends. At April 1, 2007, the Company had approximately $2 million in letters of credit outstanding against this facility in connection with its workers' compensation insurance program and certain leases. Accordingly, at April 1, 2007, the Company had approximately $73 million available for borrowing under the line of credit facility, as no borrowings were outstanding. As of April 1, 2007, the Company was in compliance with all covenants of the Company's credit agreement with Wachovia.

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 12: INCOME TAXES

Deferred tax assets and liabilities reflect the tax effect of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts of such assets and liabilities as measured by income tax law. A valuation allowance is recognized to reduce deferred tax assets to the amounts that are more likely than not to be realized.

The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows *(in thousands)*:

	April 1, 2007	March 26, 2006
Deferred tax assets:		
Straight-line rent expense	**$ 2,046**	$ 1,715
Gift certificate liability	**1,258**	1,031
Amortization of gain	**744**	784
Employee benefit accruals	**807**	302
Other	**30**	396
	4,885	4,228
Deferred tax liabilities:		
Property and equipment	**1,085**	1,741
Inventories	**910**	853
Goodwill	**1,790**	1,502
	3,785	4,096
Net deferred tax asset:	**$ 1,100**	$ 132

	April 1, 2007	March 26, 2006
Current asset	**$ 931**	$ 805
Long-term asset (liability)	**169**	(673)
	$ 1,100	$ 132

The income tax provision consists of *(in thousands)*:

	FISCAL YEAR ENDED		
	April 1, 2007	March 26, 2006	March 27, 2005
Current:			
Federal	**$ 6,707**	$ 5,823	$ 3,037
State	**2,027**	2,539	1,559
Deferred:			
Federal and State	**(968)**	129	(76)
Income tax provision	**$ 7,766**	$ 8,491	$ 4,520

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 12: INCOME TAXES *(cont.)*

The income tax provision differed from the amount computed at the statutory rate as follows *(in thousands)*:

	FISCAL YEAR ENDED		
	April 1, 2007	**March 26, 2006**	**March 27, 2005**
Federal income tax provision at statutory rate of 35%	**$ 7,791**	$ 8,131	$ 4,524
Benefit of graduated rates	**–**	–	(86)
State income taxes, net of federal benefit	**1,179**	1,519	963
Tax credits, net	**(1,372)**	(1,226)	(1,222)
Other	**168**	67	341
Income tax provision	**$ 7,766**	$ 8,491	$ 4,520
Effective income tax rate	**34.9%**	36.6%	35.0%

NOTE 13: COMMITMENTS AND CONTINGENCIES

ACQUISITIONS

In December 1999, the Company completed the acquisition of 80% of the equity of Haru Holding Corp. ("Haru"). The acquisition was accounted for using the purchase method of accounting. Pursuant to the purchase agreement, at any time during the period from July 1, 2005 through September 30, 2005, the holders of the balance of Haru's equity (the "Minority Stockholders") had a one-time option to sell their remaining shares to the Company (the "put option"). The exercise price under the put option was to be calculated as four and one-half (4 ½) times Haru's consolidated cash flow for the fiscal year ended March 27, 2005 less the amount of Haru's debt (as that term is defined in the purchase agreement) at the date of the computation.

On July 1, 2005, the Minority Stockholders exercised the put option.

The Company believes that the proper application of the put option price formula would result in a payment to the former Minority Stockholders of approximately $3.7 million. The Company has offered to pay such amount to the former Minority Stockholder and recorded a $3.7 million liability with respect thereto.

On August 25, 2006, the former Minority Stockholders sued the Company. The complaint, which was filed in the Supreme Court of the State of New York, County of New York, seeks an award of $10.7 million based on the former Minority Stockholders' own calculation of the put option price formula and actions allegedly taken by the Company to reduce the value of the put option.

On September 21, 2006, the parties jointly removed the case from the Supreme Court of the State of New York, County of New York, to the United States District Court for the Southern District of New York. The former Minority Stockholders filed a motion to remand the case back to the Supreme Court of the State of New York, County of New York, but that motion was denied on May 21, 2007. The District Court has set a scheduling conference for June 21, 2007.

The Company believes that it has correctly calculated the put option price and that the claims of the former Minority Stockholders are without merit. However, there can be no assurance as to the outcome of this litigation.

In December 2002, the Company completed the acquisition of RA Sushi, a privately owned Arizona chain which operated four restaurants. Pursuant to the purchase agreement of RA Sushi, the Company was required to pay the seller contingent purchase price payments based on certain operating results of the acquired business for fiscal years ending 2004, 2005 and 2006. The contingent purchase price payments were based upon the achievement of stipulated

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 13: COMMITMENTS AND CONTINGENCIES *(cont.)*

levels of operating earnings and revenues by the acquired restaurants over a three-year period commencing with the end of fiscal 2004 and such payments were not contingent on the continued employment of the sellers of the restaurants. The minimum contingent payment levels were met in fiscal years 2006, 2005 and 2004. The Company recorded $228,000, $348,000 and $652,000 in fiscal years 2006, 2005 and 2004, respectively, as additional goodwill for the contingent purchase price payments due for those years. These amounts were paid during fiscal years 2007, 2006 and 2005, respectively.

LITIGATION

On July 2, 2004, Benihana of Tokyo, Inc. ("BOT"), a significant holder of the Company's Common Stock, commenced a lawsuit in the Court of Chancery of the State of Delaware (the "Chancery Court") against the Company, individuals who were then members of the Company's Board of Directors and BFC Financial Corporation ("BFC"). The action sought temporary and permanent injunctive relief, monetary damages and recovery of costs and expenses, in connection with the closing of the $20.0 million sale of a new class of Series B Preferred Stock of the Company to BFC, a diversified holding company with operations in banking, real estate and other industries (see Note 14). John E. Abdo, a director of the Company, serves as a Vice Chairman, director, and is a significant shareholder of BFC. Among other relief sought, the action sought rescission of the sale of the Series B Preferred Stock to BFC.

The action alleged that the director defendants breached their fiduciary duties in approving the financing transaction with BFC by diluting the voting power represented by BOT's Common Stock holding in the Company.

After a trial, the Chancery Court rejected all claims asserted against the Company and its directors finding that "the directors who approved the transaction did so, on an informed basis, acting in good faith and believing that they were acting in the best interests of Benihana." Thereafter, BOT filed an appeal with respect to the decision of the Chancery Court, and on August 24, 2006, the Delaware Supreme Court issued an opinion affirming the trial court's ruling in favor of the Company and the Board of Directors in all respects.

The Company is not subject to any other significant pending legal proceedings, other than ordinary routine claims incidental to its business.

The Company has entered into supply agreements for the purchase of beef, chicken and seafood, in the normal course of business, at fixed prices for up to twelve-month terms. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts. As of April 1, 2007, purchase commitments totaled approximately $10.6 million.

NOTE 14: CONVERTIBLE PREFERRED STOCK

On July 1, 2004, the Company received net proceeds of $9,253,000, after transaction costs, representing the funding of the first $10.0 million tranche of its sale of $20.0 million aggregate principal amount of Series B Convertible Preferred Stock ("Series B Preferred Stock") to BFC Financial Corporation ("BFC"). In connection with the first tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. John E. Abdo, a director of the Company, is a director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC.

On August 4, 2005, the Company completed the second and final tranche consisting of $10.0 million aggregate principal amount of its Series B Preferred Stock sold to BFC. In connection with the second tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. The Company received net proceeds of $9,884,000, after transaction costs, from the sale.

The Series B Preferred Stock has a liquidation preference of $20.0 million, or $25.00 per share, (subject to anti-dilution provisions) plus accrued and unpaid dividends. The Series B Preferred Stock is convertible into Common Stock of the Company at a conversion price of $19.00 per share that equates to 1.32 shares of Common Stock for each share of Series B Preferred Stock (subject to anti-dilution provisions). The 800,000 shares of Series B Preferred Stock outstanding at April 1, 2007 are convertible into an aggregate 1,052,632 shares of Common Stock. The Series B Preferred Stock carries a dividend at the annual rate of $1.25 per share (or 5% of the purchase price) payable in cash or additional Series B Preferred Stock, and votes on an "as if converted" basis together with the Company's Common

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 14: CONVERTIBLE PREFERRED STOCK *(cont.)*

Stock on all matters put to a vote of the holders of Common Stock. In addition, under certain circumstances, the approval of a majority of the Series B Preferred Stock is required for certain events outside the ordinary course of business, principally acquisitions or disposition of assets having a value in excess of 25% of the total consolidated assets of the Company.

The Company pays quarterly dividends on the Series B Preferred Stock, and at April 1, 2007, accrued but unpaid dividends on the Series B Preferred Stock totaled $249,000 or $0.31 per share of the Series B Preferred Stock.

Since the Series B Preferred Stock is convertible into Common Stock at a conversion price of $19.00 per share and the Common Stock was trading at $20.00 per share on August 4, 2005 when the second tranche was completed, a deemed dividend was recognized on the beneficial conversion feature, in connection with the second tranche, totaling $526,000. The deemed dividend will not result in any cash payments to the holders of the Series B Preferred Stock.

The Company is obligated to redeem the Series B Preferred Stock at its original issue price on July 2, 2014, which date may be extended by the holders of a majority of the then-outstanding shares of Series B Preferred Stock to a date no later than July 2, 2024. The Company may pay the redemption in cash or, at its option, in shares of Common Stock valued at then-current market prices unless the aggregate market value of the Company's Common Stock and any other common equity is below $75.0 million. In addition, the Series B Preferred Stock may, at the Company's option, be redeemed in cash at any time beginning three years from the date of issue if the volume-weighted average price of the Common Stock exceeds $38.00 per share for sixty consecutive trading days.

The holders of a majority of the outstanding Series B Preferred Stock are entitled to nominate one individual to the Company's board of directors. In the event that dividends are not paid for two consecutive quarters, the holders of the majority of the Series B Preferred Stock are entitled to elect one additional director.

Consistent with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," the conversion option of the Series B Preferred Stock is not a derivative liability that must be fair valued.

NOTE 15: STOCKHOLDERS' EQUITY

COMMON AND CLASS A COMMON STOCK

The Company's Common Stock is convertible into Class A Common stock on a one-for-one basis. The Class A Common stock is identical to the Common stock except that it gives the holder one-tenth (1/10) vote per share, voting together with the Company's Common Stock as a single class on all matters except the election of directors. For election of directors, the Class A common stockholders vote as a class to elect 25% of the members of the Board of Directors.

STOCK OPTIONS

The Company has various stock option plans: a 1997 Class A Stock Option Plan, a 2000 Class A Stock Option Plan, an Amended and Restated Directors' Stock Option Plan and a 2003 Directors' Stock Option Plan ("2003 Directors' Plan"), under all of which a maximum of 3,157,750 shares of the Company's Common Stock and Class A Common Stock were authorized for grant and for all of which options for 1,054,954 shares remain available for grant.

Options granted under the 1997 and 2000 Plans have a term of ten years from date of issuance, and are exercisable ratably over a three-year period commencing with the date of the grant. Options granted under these plans require that the exercise price be at market value on the date of the grant, or for optionees that own more than 10% of the combined voting rights of the Company, at 110% of market value for incentive stock options.

Under the 2003 Directors' Plan, options to purchase 10,000 shares of Class A Common Stock are automatically granted to each of the Company's non-employee directors on the date of the Company's annual meeting. Options granted under the 2003 Directors' Plan are exercisable ratably as to one-third of the shares on the date which is six months after the date of grant, one-third of the shares on the first anniversary of the grant of such option and as to the balance of such shares on the second anniversary of grant of such option.

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 15: STOCKHOLDERS' EQUITY *(cont.)*

The purpose of the employee plans and the directors' plans is to enable the Company to attract, retain and motivate key employees and directors by providing them equity participation. The employee plans provide for incentive stock options (ISO's) under Section 422A of the Internal Revenue Code of 1986, as amended, and for options which are not ISO's. Options granted under the employee plans may not have terms exceeding ten years, and, in the case of the options which are ISO's, may not provide for an option exercise price of less than 100% of the fair market value of the Company's Common Stock or Class A Stock on the day of the grant (110% of such fair market value in the case of optionees holding 10% or more of the combined voting rights of the Company's securities).

Transactions under the above plans for the fiscal years 2005, 2006 and 2007 are as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		(per share)	(in years)	
Outstanding at March 28, 2004	1,727,453	$ 11.07		
Granted	70,000	11.87		
Canceled/Expired	(15,000)	12.04		
Exercised	(71,598)	8.55		
Outstanding at March 27, 2005	1,710,855	11.20		
Granted	60,000	22.36		
Canceled/Expired	(10,501)	11.02		
Exercised	(587,170)	9.74		
Outstanding at March 26, 2006	1,173,184	12.49		
Granted	70,000	28.22		
Canceled/Expired	(3,465)	9.25		
Exercised	(199,104)	11.26		
Outstanding at April 1, 2007	**1,040,615**	**$ 13.81**	**4.6**	**$15,048,000**
Exercisable at April 1, 2007	**950,615**	**$ 12.57**	**4.2**	**$14,926,000**

The Company expects options to purchase 66,667 shares to vest during fiscal 2008. Historically, forfeitures of options have not been significant.

The weighted average fair values of options granted during fiscal years 2007, 2006 and 2005 were $9.79, $6.67 and $3.37, respectively.

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 15: STOCKHOLDERS' EQUITY *(cont.)*

The following table summarizes information about stock options outstanding at April 1, 2007:

	Options Outstanding			Options Exercisable	
Ranges of Exercise Prices	Number	Weighted-Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 6.63 - $ 7.83	98,526	3.8	$ 7.37	98,526	$ 7.37
9.89 - 10.65	203,250	2.5	10.39	203,250	10.39
11.03 - 13.48	425,589	4.1	12.10	425,589	12.10
15.00 - 16.78	183,250	5.3	16.73	183,250	16.73
22.36	60,000	8.8	22.36	40,000	22.36
28.22	70,000	9.8	28.22	–	–
	1,040,615	4.6	$ 13.81	950,615	$ 12.57

The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. For fiscal years 2007, 2006 and 2005, the total intrinsic value of stock options exercised was approximately $3,463,000, $7,377,000 and $472,000, respectively. Proceeds from stock options exercised during the fiscal years ended 2007, 2006 and 2005 totaled $2,242,000, $5,720,000 and $612,000, respectively. Upon the exercise of stock options, shares are issued from new issuances of stock. The tax benefit realized for tax deductions from stock options during the fiscal years ended 2007, 2006 and 2005 totaled $1,188,000, $2,677,000 and $145,000, respectively. As of April 1, 2007, total unrecognized compensation cost related to nonvested share-base compensation totaled $647,000 and is expected to be recognized over approximately 1.75 years.

STOCK RIGHTS

The Company has a Shareholder Rights Plan under which a Preferred Share Purchase Right (Right) is represented by outstanding shares of the Company's Common and Class A Common Stock. The Rights operate to create substantial dilution to a potential acquirer who seeks to make an acquisition, the terms of which the Company's Board of Directors believes is inadequate or structured in a coercive manner.

The Rights become exercisable on the tenth day (or such later date as the Board of Directors may determine) after public announcement that a person or a group (subject to certain exceptions) has acquired 20% or more of the outstanding Common Stock or an announcement of a tender offer that would result in beneficial ownership by a person or a group of 20% or more of the Common Stock.

On January 31, 2007, the Board of Directors of the Company approved and the Company entered into an Amended and Restated Rights Agreement (the "Agreement"). The Agreement amended and restated that certain Rights Agreement (the "Original Agreement") between the Company and First Union National Bank of North Carolina (which was succeeded in interest by American Stock Transfer & Trust Company), dated as of February 6, 1997. The principal purpose of the Agreement was to extend the final expiration date of the Rights certificates issued under the Original Agreement from February 2, 2007 to February 2, 2011. The Agreement also implements certain other changes to the Original Agreement, including modifications to the provisions governing "Exempt Persons".

Subsequent to the end of fiscal year 2007, on May 18, 2007, the Board of Directors of the Company approved and the Company entered into an Amendment (the "Amendment") to the Amended and Restated Rights Agreement, dated as of January 31, 2007, between the Company and American Stock Transfer & Trust Company, as rights agent. The Amendment amended the Agreement to clarify that an Exempt Person (as defined under the Agreement) will not cease to be an Exempt Person if such person acquires additional shares of Common Stock pursuant to one or more actions or transactions approved by the Company's Board of Directors.

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 15: STOCKHOLDERS' EQUITY *(cont.)*

STOCK DIVIDEND

Subsequent to the end of fiscal year 2007, on May 18, 2007, the Company's Board of Directors unanimously declared a three-for-two stock split to be effected by means of a dividend of one-half of one share of Common Stock for each outstanding share of Common Stock and each outstanding share of Class A Common Stock. The stock dividend will be payable on June 15, 2007 to holders of record of the Common Stock and Class A Common Stock at the close of business on June 1, 2007. In lieu of distributing a fractional share of Common Stock, the Company will pay to stockholders holding an odd number of shares of Common Stock or an odd number of shares of Class A Common Stock an amount in cash equal to one-third of the closing price of the Common Stock on the Nasdaq National Market System on June 1, 2007.

The number and class of shares available upon exercise of any options granted by the Company under its various stock options plans will be equitably adjusted to reflect the stock dividend in accordance with the terms of such plans, taking into effect any differential in the closing price of the Common Stock and the Class A Common Stock on June 1, 2007. Applicable terms of all other instruments and agreements to purchase Common Stock or Class A Common Stock will be appropriately adjusted to reflect the stock dividend.

Share and per share information included in the consolidated financial statements does not reflect the impact of the stock dividend, in accordance with SFAS 128, as the stock dividend had not occurred prior to the issuance of these consolidated financial statements.

TREASURY STOCK

During fiscal year 2007, the Company retired 9,177 shares of Common Stock and 1,651 shares of Class A Common stock, previously held in treasury.

NOTE 16: RELATED PARTY TRANSACTIONS

As discussed in Note 14, the Company sold an aggregate 800,000 shares of its Series B Preferred Stock to BFC for $20,000,000. John E. Abdo, a director of the Company, is a director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC. The sale of Series B Preferred Stock was completed in two tranches during fiscal years 2005 and 2006. The sale of Series B Preferred Stock resulted in net aggregate proceeds of $19,137,000 ($9,253,000 in fiscal 2005 and $9,884,000 in fiscal 2006).

As discussed in Note 13, BOT, a significant holder of the Company's Common Stock, commenced a lawsuit in the Delaware Chancery Court against the Company, individuals who were then members of the Company's Board of Directors and BFC, in connection with the closing of the $20.0 million sale of Series B Preferred Stock of the Company to BFC. After a trial, the Chancery Court rejected all claims asserted against the Company and its directors finding that "the directors who approved the transaction did so, on an informed basis, acting in good faith and believing that they were acting in the best interests of Benihana." Thereafter, BOT filed an appeal with respect to the decision of the Chancery Court, and on August 24, 2006, the Delaware Supreme Court issued an opinion affirming the trial court's ruling in favor of the Company and the Board of Directors in all respects.

BOT owns a Benihana restaurant in Honolulu, Hawaii (the "Honolulu Restaurant") and all rights to the Benihana name and trade names, service marks and proprietary systems outside the territory served by the Company which consists of the United States (except for rights related to the State of Hawaii) and Central and South America and the islands of the Caribbean Sea. The Company also granted to BOT a perpetual license to operate the Honolulu Restaurant and an exclusive license to own and operate Benihana restaurants in Hawaii. This license is royalty free with respect to any Hawaiian restaurant beneficially owned by Rocky H. Aoki. The Company has a right of first refusal to purchase any Hawaiian restaurant or any joint venture or sublicensing thereof proposed to be made by BOT with an unaffiliated third party; and, in the event any Hawaiian restaurant is sold, sublicensed or transferred to a third party not affiliated with Rocky H. Aoki, the Company will be entitled to receive royalties from such restaurant equal to 6% of gross revenues.

In April 2006, the Company sold the assets of its sole Doraku restaurant to Kevin Aoki, the Company's former Vice President of Marketing and a current member of the Board of Directors. The assets were sold for $539,000, after

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 16: RELATED PARTY TRANSACTIONS *(cont.)*

adjustment, as determined by an independent appraisal. The transaction was approved by the Board of Directors. Pursuant to the sale agreement, Kevin Aoki extended the non-competition provision of his employment agreement through August 31, 2008, but Mr. Aoki is permitted (i) to own, operate and manage Sushi Doraku restaurants in Hawaii and in Miami-Dade County, Florida, provided any such restaurants in Miami-Dade County are not within a seven mile radius of any existing or proposed restaurants then being operated by the Company or any of its subsidiaries or franchisees and (ii) to have an interest in any other additional Sushi Doraku restaurants with the prior written consent, not to be unreasonably withheld, of a committee of Benihana's Board of Directors. Additionally, the Company paid Mr. Aoki approximately $56,000 upon his resignation from the Company, representing the remainder of his unearned salary under an employment agreement. Consistent with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," these items are reflected in the Company's fiscal 2007 results. The financial impact of this transaction was nominal.

While the assets of the Doraku restaurant meet the definition of "discontinued operations," as defined in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company has not segregated Doraku's assets and results of operations, as the amounts are immaterial. Assets held for sale at March 26, 2006, totaled $499,000, and net income (loss) totaled approximately $41,000, $24,000 and $(296,000) for fiscal years 2007, 2006 and 2005, respectively.

Darwin C. Dornbush, the Company's Secretary and a retired Director of the Company, is a partner in Dornbush Schaeffer Strongin & Venaglia, LLP, formerly known as Dornbush Schaeffer Strongin & Weinstein, LLP, a law firm. In the fiscal years 2007, 2006, and 2005, the Company incurred approximately $841,000, $660,000 and $650,000, respectively, in legal fees and expenses to Dornbush Schaeffer Strongin & Venaglia, LLP.

NOTE 17: INCENTIVE AND DEFERRED COMPENSATION PLANS

The Company has an incentive compensation plan whereby bonus awards are made if the Company attains a certain targeted return on its equity at the beginning of each fiscal year or at the discretion of the Compensation Committee. The purpose of the plan is to improve the long-term sustainable results of operations of the Company by more fully aligning the interests of management and key employees with the shareholders of the Company.

The Company's annual incentive compensation plan ties key employees' bonus earning potential to individually-designed performance objectives. Under the plan, each plan participant is provided a range of potential annual cash incentive awards based on his or her individually-designed performance objectives. Actual awards paid under the plan are based on exceeding goals tied to certain budgeted results of the Company. A portion of awards is also determined by achieving other performance and management goals.

For fiscal years 2007 and 2006, the maximum incentive awards that could be awarded to the Company's named executive officers pursuant to the incentive compensation plan are as follows: for the president and chief executive officer; executive vice president of operations; senior vice president – finance; vice president – marketing; senior vice president – chief operating administrative officer; and the vice president – sushi division: their annual base salary multiplied by 30%. The controller and the other senior directors are eligible to receive their annual base salary multiplied by 25% in fiscal 2007 and 20% in fiscal 2006. Incentive compensation earned during fiscal years 2007 and 2006 is payable in a lump sum payment.

For fiscal 2005, the amount of the awards is capped at 50% of the eligible salary of the employee. One-third of the amounts awarded were immediately made available to the employee and the remaining two-thirds become available ratably over the succeeding two years. Amounts allocated under the plan may be taken in cash or stock deferred in a non-qualified deferred compensation plan.

Target rates are approved annually based upon a review of the rates of return on equity of other publicly traded restaurant businesses by the Compensation Committee of the Board of Directors.

The Company recorded $280,000, $461,000 and $75,000 of corporate incentive compensation expense for fiscal years 2007, 2006 and 2005, respectively.

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 17: INCENTIVE AND DEFERRED COMPENSATION PLANS *(cont.)*

The Company has an executive retirement plan whereby certain key employees may elect to defer up to 20% of their salary and 100% of their bonus until retirement or age 55, whichever is later, or due to disability or death. Employees may select from various investment options for their available account balances. The Company has elected to invest the deferrals in mutual funds that track the election made by the participants and to monitor the selected investment's performance. Investment earnings are credited to their accounts and the Company increases or decreases its obligations under the deferred compensation plan.

NOTE 18: SEGMENT REPORTING

The table below presents information about reportable segments for fiscal years 2007, 2006 and 2005 *(in thousands)*:

	FISCAL YEAR ENDED APRIL 1, 2007					
	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Corporate	Consolidated
Revenues	**$200,248**	**$ 38,986**	**$ 31,661**	**$ 185**	**$ 1,569**	**$ 272,649**
Income from operations	**23,850**	**2,538**	**5,451**	**70**	**(10,113)**	**21,796**
Capital expenditures	**29,774**	**6,201**	**1,568**	**–**	**–**	**37,543**
Depreciation expense	**9,951**	**1,507**	**1,756**	**–**	**109**	**13,323**
Total assets	**120,485**	**30,540**	**22,121**	**–**	**31,142**	**204,288**

	FISCAL YEAR ENDED MARCH 26, 2006					
	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Corporate	Consolidated
Revenues	$ 189,796	$ 24,620	$ 27,662	$ 1,954	$ 1,521	$ 245,553
Income from operations	25,285	2,302	4,599	41	(9,084)	23,143
Capital expenditures	17,816	4,904	3,111	3	–	25,834
Depreciation expense	8,715	903	1,572	115	81	11,386
Total assets	100,294	25,079	22,960	534	42,649	191,516

	FISCAL YEAR ENDED MARCH 27, 2005					
	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Corporate	Consolidated
Revenues	$ 175,045	$ 17,334	$ 22,785	$ 1,592	$ 1,575	$ 218,331
Income from operations	18,404	(558)	4,965	(494)	(9,094)	13,223
Capital expenditures	13,507	3,534	5,405	–	–	22,446
Depreciation expense	7,222	959	1,013	186	72	9,452
Total assets	89,220	19,884	20,567	632	23,951	154,254

Revenues for each of the segments consist of restaurant sales. Franchise revenues, while generated from Benihana franchises, have not been allocated to the Teppanyaki segment. Franchise revenues are reflected as corporate revenues.

Notes to Consolidated Financial Statements

Years Ended April 1, 2007, March 26, 2006 and March 27, 2005

NOTE 19: QUARTERLY FINANCIAL DATA *(Unaudited)*

Fiscal quarter ended *(in thousands except for per share information)*:

	APRIL 1, 2007				MARCH 26, 2006			
	Fourth	Third	Second	First	Fourth	Third	Second	First
REVENUES	**$71,625**	**$62,202**	**$58,929**	**$79,893**	$ 61,222	$ 55,644	$ 54,622	$ 74,065
GROSS PROFIT	**53,801**	**46,714**	**44,247**	**60,267**	46,104	41,869	41,384	55,661
NET INCOME	**4,072**	**3,279**	**2,623**	**4,521**	3,919	3,300	2,845	4,498
BASIC EARNINGS PER SHARE	**$ .38**	**$ .30**	**$ .24**	**$ .43**	$ .38	$ .33	$ .22	$ .47
DILUTED EARNINGS PER SHARE	**$ .35**	**$ .28**	**$ .23**	**$ .40**	$ .35	$ .30	$ .21	$ .44

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Benihana Inc.
Miami, Florida

We have audited the accompanying consolidated balance sheets of Benihana Inc. and subsidiaries (the "Company") as of April 1, 2007 and March 26, 2006, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended April 1, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 1, 2007 and March 26, 2006, and the results of its operations and its cash flows for each of the three years in the period ended April 1, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of April 1, 2007, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 15, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP
Certified Public Accountants

Fort Lauderdale, Florida
June 15, 2007

Evaluation Disclosure Controls and Procedures

We have established and maintain disclosure controls and procedures that are designed to ensure that material information relating to the Company and our subsidiaries required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, and management was necessarily required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the date of such evaluation.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f) and 15d-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of April 1, 2007 based on the criteria in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon this evaluation, our management concluded that the Company's internal control structure and consequently, the Company's internal control over financial reporting were effective as of April 1, 2007.

Deloitte & Touche LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10K, has also audited management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of April 1, 2007. Deloitte & Touche LLP expressed an unqualified opinion on management's assessment of the effectiveness of our internal control over financial reporting and an unqualified opinion on the effectiveness of our internal control over financial reporting as of April 1, 2007 as stated in their report included herein.

/s/ Joel A. Schwartz
Joel A. Schwartz
Chief Executive Officer

/s/ Jose I. Ortega
Jose I. Ortega
Chief Financial Officer

June 15, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Benihana Inc.
Miami, Florida

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Benihana Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of April 1, 2007, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of April 1, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 1, 2007, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended April 1, 2007 of the Company and our report dated June 15, 2007 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP
Certified Public Accountants

Fort Lauderdale, Florida
June 15, 2007

Officers and Directors

CORPORATE OFFICERS

Joel A. Schwartz	*Chairman of the Board and Chief Executive Officer*
Juan C. Garcia	*President*
Taka Yoshimoto	*Executive Vice President, Operations*
Jose I. Ortega	*Vice President - Finance, Chief Financial Officer and Treasurer*
Darwin C. Dornbush	*Secretary*

DIRECTORS

Joel A. Schwartz	
Taka Yoshimoto	
John E. Abdo	*Vice Chairman of the Board of Directors and Chairman of the Executive Committee, BFC Financial Corporation; Vice Chairman of the Board and Chairman of the Executive Committee, BankAtlantic Bancorp, Inc.; Vice Chairman and President, Levitt Corporation; and Vice Chairman of the Board, Bluegreen Corporation*
Kevin Aoki	*President, Aoki Group LLC*
Norman Becker	*Independent Consultant, Certified Public Accountant*
J. Ronald Castell	*Reelron LLC*
Lewis Jaffe	*Chief Executive Officer, Oxford Media Inc.*
Robert B. Sturges	*Chief Executive Officer, Nevada Gold & Casinos Inc.*
Joseph J. West	*Dean, School of Hospitality and Tourism Management, Florida International University*

Corporate Information

COMMON STOCK

NASDAQ Symbols

Common Stock	BNHN
Class A Common Stock	BNHNA

GENERAL COUNSEL

Dornbush Schaeffer Strongin & Venaglia, LLP
747 Third Avenue
New York, New York 10017

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche, LLP
200 East Las Olas Boulevard
Suite 1400
Fort Lauderdale, FL 33301

10-K REPORT AVAILABILITY

A copy of the Benihana Inc. Form 10-K, filed with the U.S. Securities and Exchange Commission, is available on our corporate website at www.Benihana.com or can be obtained by writing us at:
8685 N.W. 53rd Terrace
Miami, FL 33166

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
Shareholder Services Group
10150 Mallard Creek Drive, Suite 307
Charlotte, North Carolina 28262
(800) 937-5449

CORPORATE HEADQUARTERS

8685 Northwest 53rd Terrace
Miami, Florida 33166
(305) 593-0770

Common Stock Information

The Company's Common Stock and Class A Common Stock are traded on the Nasdaq National Market System. There were 188 holders of record of the Company's Common Stock and 427 holders of record of the Class A Common Stock at April 1, 2007.

The table below sets forth high and low prices for the Company's Common Stock and Class A Common Stock for the periods indicated.

	FISCAL YEAR ENDED			
	APRIL 1, 2007		MARCH 26, 2006	
COMMON STOCK	High	Low	High	Low
1ST QUARTER	**$ 36.45**	**$ 21.40**	$ 16.05	$ 13.00
2ND QUARTER	**31.12**	**21.10**	21.66	14.25
3RD QUARTER	**33.26**	**26.40**	23.73	16.97
4TH QUARTER	**34.29**	**27.93**	30.53	21.60

	FISCAL YEAR ENDED			
	APRIL 1, 2007		MARCH 26, 2006	
CLASS A COMMON STOCK	High	Low	High	Low
1ST QUARTER	**$ 36.40**	**$ 21.25**	$ 16.10	$ 13.07
2ND QUARTER	**31.00**	**21.03**	20.64	14.20
3RD QUARTER	**33.29**	**25.55**	23.20	16.23
4TH QUARTER	**33.81**	**28.05**	30.50	20.89

The Class A Common Stock is identical to the Common Stock except that it gives the holder one-tenth (1/10) vote per share, voting together with the Company's Common Stock as a single class on all matters except the election of directors. For election of directors, the Class A Common stockholders vote as a class to elect 25% of the members of the Board of Directors.

The Company has not declared or paid a cash dividend on common equity since its organization and has no present intention of paying any such dividend in the foreseeable future. The Company intends to retain all available cash for the operation and expansion of its business. In addition, the Company's present loan agreement restricts the payment of cash dividends on common stock.

Benihana Restaurant Group Locations 2007

80 Company Owned Restaurants



Benihana

ANCHORAGE, AK
SCOTTSDALE, AZ
TUCSON, AZ
ANAHEIM, CA
BURLINGAME, CA
CARLSBAD, CA
CITY OF INDUSTRY, CA
CONCORD, CA
CUPERTINO, CA
ENCINO, CA
NEWPORT BEACH, CA
ONTARIO, CA
SACRAMENTO, CA
SAN DIEGO, CA
SAN FRANCISCO, CA
SANTA MONICA, CA
TORRANCE, CA
BROOMFIELD, CO
DENVER, CO
WASHINGTON D.C.
CORAL GABLES, FL
FT. LAUDERDALE, FL
LAKE BUENA VISTA, FL
MIRAMAR, FL
NORTH BAY VILLAGE, FL
MIAMI, FL - SAMURAI
STUART, FL
ALPHARETTA, GA
ATLANTA I, GA
ATLANTA II, GA
LOMBARD, IL
SCHAUMBURG, IL
WHEELING, IL
INDIANAPOLIS, IN
BETHESDA, MD
DEARBORN, MI
FARMINGTON HILLS, MI
TROY, MI
GOLDEN VALLEY, MN
MAPLE GROVE, MN
SHORT HILLS, NJ
PENNSAUKEN, NJ
MANHASSET, NY
NEW YORK WEST, NY
WESTBURY, NY
CINCINNATI I, OH
CINCINNATI II, OH
CLEVELAND, OH
BEAVERTON, OR
PITTSBURGH, PA
MEMPHIS, TN
DALLAS, TX
TURTLE CREEK, TX
HOUSTON I, TX
HOUSTON II, TX
LAS COLINAS, TX
SUGARLAND, TX
WOODLANDS, TX
SALT LAKE CITY, UT

RA Sushi

RA SUSHI - AHWATUKEE, AZ
RA SUSHI - KIERLAND, AZ
RA SUSHI - SCOTTSDALE, AZ
RA SUSHI - TEMPE, AZ
RA SUSHI - TUCSON, AZ
RA SUSHI - CORONA, CA
RA SUSHI - SAN DIEGO, CA
RA SUSHI - TORRANCE, CA
RA SUSHI - PALM BEACH GARDENS, FL
RA SUSHI - CHICAGO, IL
RA SUSHI - GLENVIEW, IL
RA SUSHI - LOMBARD, IL
RA SUSHI - LAS VEGAS, NV
RA SUSHI - HOUSTON, TX

Haru

HARU AMSTERDAM, NY
HARU BROADWAY, NY
HARU GRAMERCY PARK, NY
HARU PARK AVENUE, NY
HARU THIRD AVENUE, NY
HARU TOO, NY
HARU PHILADEPHIA, PA

15 Under Development

Benihana

CHANDLER, AZ
CHICAGO, IL
PLYMOUTH MEETING, PA
PLANO, TX
DULLES, VA

RA Sushi

RA SUSHI - MESA, AZ
RA SUSHI - HUNTINGTON BCH, CA
RA SUSHI - TUSTIN, CA
RA SUSHI - PEMBROKE PINES, FL
RA SUSHI - SOUTH MIAMI, FL
RA SUSHI - BALTIMORE, MD
RA SUSHI - HOUSTON, TX
RA SUSHI - PLANO, TX

Haru

HARU WALL STREET, NY
HARU BOSTON, MA

19 Benihana Franchise Restaurants

Benihana

NORTH LITTLE ROCK, AR
BEVERLY HILLS, CA
MONTEREY, CA
HONOLULU, HI
EDISON, NJ
LAS VEGAS, NV
HARRISBURG, PA
AUSTIN, TX
SAN ANTONIO, TX
SEATTLE, WA
MILWAUKEE, WI
ARUBA
CARACAS I VENEZUELA
CARACAS II VENEZUELA
EL SALVADOR
LIMA, PERU
PANAMA
SANTIAGO, CHILE
TRINIDAD & TOBAGO

1 Under Development

Benihana

NAPLES, FL


BENIHANA inc.



BENIHANA INC.

8685 N.W. 53rd Terrace, Miami Florida 33166

END